UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. ~~2~~3)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

LEATT CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	20-2819367
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441
(Address of Principal Executive Offices; Zip Code)

Registrant’s Telephone Number, Including Area Code: +(27) 21-557-7257

Securities to be registered under Section 12(b) of the Act:

Title of each class
to be so registered
None

Name of each exchange on which each class is
to be registered
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition for “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]		Accelerated Filer [ ]
Non-Accelerated Filer [ ]		Smaller Reporting Company [X]

TABLE OF CONTENTS

Number		Page
Item 1.	Business	4
Item 1A.	Risk Factors	22
Item 2.	Financial Information	28

EXPLANATORY NOTE

On April 30, 2012, Leatt Corporation (the “Company”) filed a Registration Statement on Form 10-12G (the “Original Filing”) with the Securities and Exchange Commission (the “Commission”). The Company subsequently filed two amendments to the Original Filing (the “Amended Filing”) in response to comments by the staff of the Commission (the “Staff”). The Company is filing this Registration Statement on Form 10-12G/A ~~to~~ (the “Amendment”) to amend the ~~Original~~Amended Filing in response to additional comments ~~by the staff~~ of the ~~Commission (the “~~Staff~~”)~~ in connection with its review of the ~~Original~~Amended Filing. Among other things, we provided additional disclosures regarding the Company’s ~~business and operations~~results of operation.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Our Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

  our expectations regarding growth in the motor sports market;
  our expectation regarding increasing demand for protective equipment used in the motor sports market;
  our belief that we will be able to effectively compete with our competitors and increase our market share;
  our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes; and
  our future business development, results of operations and financial condition.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this registration statement and the documents that we reference and filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Use of Certain Defined Terms

Except as otherwise indicated by the context, references in this registration statement to:

  “Leatt,” “we,” “us,” “our,” the “Registrant” or the “Company” are to the combined business of Leatt Corporation, a Nevada corporation, its South African branch, Leatt SA, and its direct, wholly-owned subsidiaries, Two Eleven, Leatt New Zealand and Three Eleven;
  “Leatt SA” are to the Company’s branch office known as ‘Leatt Corporation, Incorporated in the State of Nevada,’ incorporated under the laws of South Africa with registration number: 2007/032780/10;
  “Leatt USA” are to Leatt USA, LLC, is a Nevada Limited Liability Company;
  “Leatt New Zealand” are to Leatt New Zealand Limited, a New Zealand Company;
  “NZD” are to the legal currency of New Zealand. For all NZD amounts reported, the dollar amount has been calculated on the basis that $1=NZD1.2914 for its December 31, 2011 audited balance sheet.
  “PRC”, and “China” are to the People’s Republic of China;
  “Two Eleven” refers to Two Eleven Distribution, LLC, a California limited liability company;
  “Three Eleven” are to Three Eleven Distribution (Pty) Limited, a South African Company;
  “Securities Act” are to the Securities Act of 1933, as amended, and to “Exchange Act” are to Securities Exchange Act of 1934, as amended;
  “South Africa” are to the Republic of South Africa;
  “U.S. dollar,” “$” and “US$” are to the legal currency of the United States. For all U.S. dollar amounts reported, the dollar amount has been calculated on the basis that $1 = ZAR8.1173 for its December 31, 2011 audited balance sheet;

  “Xceed Holdings” refers to Xceed Holdings cc., a close corporation incorporated under the laws of South Africa, and wholly-owned by The Leatt Family Trust, of which Dr. Christopher J. Leatt, the Company’s chairman, is a Trustee and Beneficiary; and
  “ZAR” refers to the South African Rand, the legal currency of South Africa.

OUR BUSINESS

We are an “emerging growth company” as defined in Title I of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company is defined as an issuer, including a foreign private issuer, with less than $1 billion of total annual gross revenues during its most recently completed fiscal year. The JOBS Act eases restrictions on the sale of securities, increases the number of shareholders a company must have before becoming subject to the U.S. Securities and Exchange Commission’s (“SEC’s”) reporting and disclosure rules, and exempts qualifying companies from certain financial disclosure and governance requirements for up to five years. For details on the JOBS Act and the Company’s status, see our disclosure under “Regulations – The 2012 JOBS Act” below.

Overview of Our Business

Leatt designs, develops, markets and distributes personal protective equipment for participants in all forms of motor sports and leisure activities, including riders of motorcycles, bicycles, snowmobiles and ATVs, as well as racing car drivers. The Company sells its products to customers worldwide through a global network of distributors and retailers. Leatt also acts as the original equipment manufacturer for neck braces sold by other international brands.

The Company’s flagship products are based on the Leatt-Brace® system, a patented injection molded neck protection system owned by Xceed Holdings, designed to prevent potentially devastating injuries to the cervical spine and neck. The Company has the exclusive global manufacturing, distribution, sale and use rights to the Leatt-Brace®, pursuant to a license agreement between the Company and Xceed Holdings, a company owned and controlled by the Company’s Chairman and founder, Dr. Christopher Leatt. The Company also has the right to use apparatus embodying, employing and containing the Leatt-Brace® technology and has designed, developed, marketed and distributed other personal protective equipment.

The Company’s research and development efforts are conducted at its research facilities, located at its executive headquarters in Cape Town, South Africa. The Company employs 6 full-time employees who are dedicated exclusively to research, development, and testing. The Company also utilizes consultants, academic institutions and engineering companies as independent contractors or consultants, from time to time, to assist it with its research and development efforts. Leatt products have been tested and reviewed internally and by external bodies. All Leatt products are compliant with applicable European Union directives, or CE certified, where appropriate. Certain products, such as the Moto R, have been certified by SFI Foundation (USA) and the Moto GPX was tested by BMW Motorrad (Germany) and reviewed by KTM (Austria). The Company is also in discussions with governing and racing bodies, such as the Fédération Internationale de l'Automobile (FIA), the Fédération Internationale de Motocyclisme (FIM) and the National Association for Stock Car Auto Racing (NASCAR), to have the Leatt-Brace® accredited by these bodies.

Our products are manufactured in China under outsource manufacturing arrangements with third-party manufacturers located there~~. The Company utilizes~~, and we utilize outside consultants and ~~its~~our own employees to ensure the quality of ~~its~~our products through regular on-site product inspections. We generally offer a 2-year warranty on our products in accordance with EU regulations. Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents~~.~~

Leatt earns revenues through the sale of its products through approximately 60 distributors worldwide, who in turn sell its products to retailers. Leatt distributors are required to follow certain standard business terms and guidelines for the sale and distribution of Leatt products. Two Eleven and Leatt SA directly distribute Leatt products to retailers in the United States and South Africa, respectively. Our sales revenue for the fiscal years ended December 31, 2011 and 2010 were $17,878,727 and $14,330,072, respectively, and our net income (net loss) for the fiscal years ended December 31, 2011 and 2010 were $764,499 and ($208,562), respectively. For the years ended December 31, 2011 and 2010, annual revenues associated with international customers were $10,109,894 and $8,493,593, or 57% and 59% of total revenue, respectively.

Our Corporate History and Structure

We were incorporated in the State of Nevada on March 11, 2005 under the name Tradezone, Inc. Until March 2006, we were a shell company with little or no operations. Effective as of March 1, 2006, we acquired the exclusive global manufacturing, distribution, sale and use rights to the Leatt-Brace®, pursuant to a license agreement between the Company and Xceed Holdings, a company owned and controlled by the Company’s Chairman and founder, Dr. Christopher Leatt. On May 25, 2005, we changed our name to Leatt Corporation in connection with our anticipated acquisition of the Leatt-Brace® rights.

Leatt South Africa

The Company conducts business in South Africa as a foreign registered branch known as ‘Leatt Corporation, (Incorporated in the State of Nevada),’ registered under the laws of South Africa with registration number: 2007/032780/10. Based in Cape Town, South Africa, Leatt SA was formed on November 14, 2007, for conducting the Company’s business and operations in South Africa. Our corporate headquarters and our research and development efforts are based at Leatt SA.

Establishment of Two Eleven, Three Eleven and Leatt USA

On August 17, 2007, the Company established Two Eleven Distribution, a California limited liability company, as its wholly-owned subsidiary. Located in Santa Clarita, California, Two Eleven was formed to serve as the Company’s executive offices in the United States, as well as the exclusive distributor of Leatt® products in the United States.

Southern Palace Investments 409 (Proprietary) Limited, a South African company, was established on October 12, 2007, by the Company, to engage in the manufacturing and distribution of sporting goods and protective gear. The company was inactive until March 2009, when it acquired all intellectual property rights related to an invention entitled the Helmet® from Xceed Holdings, for an aggregate purchase price of ZAR 943,480 (approximately, $90,000) pursuant to a patent assignment agreement, effective as of January 1, 2009, between Xceed Holdings and Southern Palace, doing business as Three Eleven Distribution. On February 10, 2010, Southern Palace formally changed its name to Three Eleven Distribution to reflect its business purpose.

On June 26, 2010, the Company established Leatt USA, LLC, a Nevada Limited Liability Company, as our wholly-owned subsidiary and for the purpose of holding our California subsidiary, Two Eleven Distribution. However, as of the date of this registration statement the Company had not moved forward with its original plan and Leatt USA remains dormant.

Wind-up of Leatt New Zealand

On March 13, 2009, the Company established Leatt New Zealand Limited, a New Zealand company, as its wholly-owned subsidiary. Leatt New Zealand served as the exclusive distributor of Leatt-Brace® products in New Zealand, until the fourth quarter of 2011 when it ceased operations and became dormant. The Company has appointed an unrelated third party distributor to distribute its products in the New Zealand market.

Settlement Agreement

As consideration for their management and other services to the Company, we agreed to issue 20,000,000 shares of our common stock, and 19,200,000 shares of our preferred stock to Dr. Leatt, 5,000,000 shares of our common stock and 4,800,000 shares of our preferred stock to Jean-Pierre De Villiers, and 50,000 shares of our common stock to Ervian Jarrett. We issued the common stock to Dr. Leatt, Mr. De Villiers and Ms. Jarrett in accordance with the agreement, but we did not issue any preferred shares to Dr. Leatt or Mr. De Villiers. On September 25, 2008, in settlement of our obligation to issue Dr. Leatt and Mr. De Villiers shares of preferred stock, we entered into a Settlement Agreement with them, pursuant to which they agreed to release us from any and all liability arising out of or related to our failure to satisfy our prior obligation to them, and we issued 16,800,000 shares of our common stock and 2,400,000 shares of our Series A Preferred Stock to Dr. Leatt, and 4,200,000 shares of our common stock and 600,000 shares of our Series A Preferred Stock to Mr. De Villiers. The Series A Preferred Stock entitles Dr. Leatt and Mr. De Villiers to one hundred votes for each share of Series A Preferred Stock held (voting with the common stock as a single class). The Series A Preferred Stock converts into common stock, on a one-for-one basis, has a liquidation preference equal to $0.001 par value per share and is redeemable by us at $0.001 par value per share upon the occurrence of specified events, but it is not transferable and does not entitle Dr. Leatt and Mr. De Villiers to dividends.

Our Corporate Structure

The following chart reflects our organizational structure as of the date of this registration statement.

[Image Omitted for Redline Purposes]

Our corporate headquarters are located at 50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441. Our telephone number is +(27) 21-557-7257. We maintain a website at www.leatt.com that contains information about our Company, but that information is not incorporated into, or otherwise considered a part of, this registration statement.

Our Industry and Market Trends
Off-Road Motorcycle Market

[Image Omitted for Redline Purposes]

~~Our products have their roots in the off-road motorcycle market. Our revolutionary neck brace was invented by Dr. Leatt to protect from catastrophic neck injuries after he witnessed the death of a fellow off-road motorcycle rider the weekend after his son’s riding debut. As a result, our original products target participants in off-road cycling activities such as BMX racing and downhill racing. According to a RacerX magazine October 2011 reader survey, available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html, approximately 45% of riders still do not wear a neck brace for protection.~~

~~The same RacerX survey shows that, as at October 2011, we had an approximately 74% market share for neck braces and 2.9% of the market share for chest protectors in the U.S. market, which represents approximately 50% the world market. We believe that we have gained our market share, largely due to the innovation and quality of our products, the growth of the market, our increased marketing efforts and our steps to secure our international patents and protect our patents from infringement.~~

Our products have their roots in the off-road motorcycle market. Our revolutionary neck brace was invented by Dr. Leatt to protect from catastrophic neck injuries after he witnessed the death of a fellow off-road motorcycle rider the weekend after his son’s riding debut. As a result, our original products target participants in off-road cycling activities such as BMX racing and downhill racing. According to a Racer X Illustrated magazine October 2011reader survey, available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html, approximately 45% of riders still do not own a neck brace for protection.

The same RacerX survey shows that, as at October 2011, we had an approximately 74% market share for neck braces and 2.9% of the market share for chest protectors in the U.S. market, which represents approximately 50% the world market. We believe that we have gained our market share, largely due to the innovation and quality of our products, the growth of the market, our increased marketing efforts and our steps to secure our international patents and protect our patents from infringement.

Other Recreational Markets

We also design and sell neck braces for use by participants in other recreational sports such as ATV, go-kart and snowmobile users, race-car drivers and participants in other sports where a full face helmet should be worn. As a result, our overall performance in the market is also affected by the performance of these industries, especially in jurisdictions where the use of helmets are compulsory.

Our Products

The Company designs, develops, distributes and markets parts and accessories based on the Leatt-Brace®, a patented neck protection system for all helmeted sports.

The Leatt-Brace®

[Image Omitted for Redline Purposes]

~~The Leatt-Brace® is a prophylactic neck bracing system composed of various combinations of carbon fiber, glass fiber, polycarbonate or Glass Filled Nylon, which was designed to help prevent potentially devastating motor sport injuries to the cervical spine (neck). The first Leatt–Brace® was designed for motorcycle and ATV use, where there is little means of protecting the neck in the event of an accident, but the Leatt-Brace® has been designed in such a way as to offer neck protection to all who utilize a crash helmet as a form of protection, including soldiers, law enforcement officers and other professionals whose activities could result in cervical spine injury.~~

~~The Company currently markets and sells four models of Leatt-Brace® products which bring the safety benefits of the Leatt-Brace® technology to a large group of sports participants: our GPX model for off- road motorcycle use; our DBX model, for downhill and BMX bicycle ranges; our SNX model for snowmobile use; and our STX model for street commuters. The GPX models include the GPX Club III, which is fully adjustable, the GPX Adventure III, which is less adjustable, and the GPX Pro, which is a full carbon brace. Our DBX models include the DBX Comp III, which is fully adjustable, the DBX Ride III, which is less adjustable, and the DBX Pro which is a full carbon brace. The SNX model includes the SNX Pilot, which is fully adjustable. The Company offers various versions and colors of these products to appeal to different clients and price points.~~

~~The following table sets out the type of neck braces currently sold by the Company:~~

The Leatt-Brace® is a prophylactic neck bracing system composed of various combinations of carbon fiber, glass fiber, polycarbonate or Glass Filled Nylon, which was designed to help prevent potentially devastating motor sport injuries to the cervical spine (neck). The first Leatt–Brace® was designed for motorcycle and ATV use, where there is little means of protecting the neck in the event of an accident, but the Leatt-Brace® has been designed in such a way as to offer neck protection to all who utilize a crash helmet as a form of protection, including soldiers, law enforcement officers and other professionals whose activities could result in cervical spine injury.

The Company currently markets and sells four models of Leatt-Brace® products which bring the safety benefits of the Leatt-Brace® technology to a large group of sports participants: our GPX model for off- road motorcycle use; our DBX model, for downhill and BMX bicycle ranges; our SNX model for snowmobile use; and our STX model for street commuters. The GPX models include the GPX Club III, which is fully adjustable, the GPX Adventure III, which is less adjustable, and the GPX Pro, which is a full carbon brace. Our DBX models include the DBX Comp III, which is fully adjustable, the DBX Ride III, which is less adjustable, and the DBX Pro which is a full carbon brace. The SNX model includes the SNX Pilot, which is fully adjustable. The Company offers various versions and colors of these products to appeal to different clients and price points.

The following table sets out the type of neck braces currently sold by the Company:

Product	Models	Description
Category
NECK BRACES:
GPX	These neck braces are designed for off-road motorcycle riders.
	LEATT GPX Pro	The Pro brace features a fully ventilated carbon-fiber chassis with completely redesigned, open-cell padding and all aluminum hinges and bracket. It is the lightest brace in the range weighing 600g ±50g.
	LEATT GPX Club 3	The Club 3 chassis is constructed with High Impact Polymer (LHIP) that improves its durability in a greater range of temperatures. It has a 5-way adjustability that allows for a wide range of body shapes and body sizes, creating a better, more comfortable fit.
	LEATT GPX	The Adventure 3 is the entry-level brace in this category. Its 3-way
	Adventure 3	adjustability allows it to fit different body shapes and sizes. The Adventure
3 lacks just the front and rear table height adjustments of its more expensive counterpart.
DBX	These neck braces are for downhill and BMX riders.
	LEATT DBX Pro	The Pro brace features a fully ventilated carbon-fiber chassis with completely redesigned, open-cell padding and all aluminum hinges and bracket. It is the lightest brace in the range weighing 600g ±50g.
	LEATT DBX Comp 3	The Comp 3 chassis is constructed of High Impact Polymer (LHIP) that improves its durability in a greater range of temperatures. The 5-way adjustability, including for the height of its front and rear tables, allows for a wide range of body shapes and body sizes, creating a better, more comfortable fit.
	LEATT DBX Ride 3	The Ride 3 is the entry-level brace in this category. Its 3- way adjustability allows it to fit different body shapes and sizes. The Ride 3 lacks just the front and rear table height adjustments of its more expensive counterpart.
STX	These neck braces are for street commuters.
	LEATT STX Jason	This product is intended for use by all types of street riders. It features a
	Britton	quick and easy no- tool adjustable fit, with folding scapula wings that adapt to an outside back protector and hump, and a molded padding solution for an extra low profile. The folding scapula wings also permit easy storage.
	LEATT STX Road	This product is intended for use by all types of street riders. It features a quick and easy no- tool adjustable fit, with folding scapula wings that permit easy storage and adapt to an outside back protector and hump, and a molded padding solution for an extra low profile.
SNX	These neck braces are for snowmobile riders.
	LEATT SNX Pilot	This neck brace features the AFC - Special low temperature resin material with a non- snow sticking padding. It includes a waterproof and breathable weather collar and sports fully adjustable front and rear tables.
Kart	These neck braces are for go-kart riders.
	LEATT Kart	This neck brace features a special Kart angle for improved function and fit.
It also has fully adjustable front and rear tables.

7

Leatt Protection Range

While we remain committed to the ongoing improvement and enhancement of the Leatt-Brace® and we are also focusing on the development of related and complimentary protection products. We now offer additional protection products, such as chest protectors, that can be worn with or without the Leatt-Brace®, as well as ancillary products such as clothing. Such products have a wider range of uses including in activities such as rugby, horseback riding, snowboarding, skiing and any activity where researched technology can be applied to help prevent injury.

In 2010 we launched the Leatt Protection Range with the introduction of the Leatt Adventure Chest Protector, a hard shell chest protector, and in 2011 we introduced junior protectors, body vests and full body protectors. All our protectors come standard with the Brace-On™ integration system that attaches the protector to the Leatt Brace yet permit independent movement of the brace and protector.

The Leatt Protection Range has also seen increasing sales since inception. Revenue derived from Leatt protection products in 2010 was 2% of total revenue, as compared to 8% of revenues to date in 2011.In November 2011, the Leatt Adventure Chest Protector was awarded a perfect sore (10/10) in a product evaluation done on Motocrossgear.com, an industry publication.

The following table sets out the type of protectors currently sold by the Company:

Product Category	Models	Description
CHEST PROTECTORS:
	LEATT Adventure Lite	This protector is designed to fit with the Leatt neck brace.
t is made of tough HDPE plastic and washable bio-foam
and includes a BraceOn® brace strap to improve fit.
	LEATT Adventure Jr	This protector is designed especially for children and is
designed to fit with the Leatt neck brace. It is made of
tough HDPE plastic and washable bio-foam and also
includes a BraceOn® brace strap to improve fit. This
product also has elbow/shoulder protection.
	LEATT Adventure Pro	This protector is designed to integrates perfectly with the
Leatt neck brace. It has all the qualities of the Leatt
Adventure Jr., but the back of protector is made with
SaS-TeC impact absorbing material which meets the
highest level of CE approval (EN 1621-2 level 2).
	LEATT Adventure	This Protector is designed to fit with the Leatt neck
brace. It is made of tough HDPE plastic and washable
bio-foam and includes a BraceOn® brace strap to
improve fit. This product also has elbow/shoulder
protection.

BODY PROTECTORS:
Body Protector LEATT	This body protector is designed to be used with either an
Adventure	under or over shirt fitting of the Leatt neck brace . This
product features zip off arms and height adjustable waist
belt and the BraceOn® brace strap to improve fit.
Body Vest LEATT	This body vest is designed to be used with either an
Adventure	under or over shirt fitting of the Leatt neck brace. This
product features a height adjustable waist belt and the
BraceOn® brace strap to improve fit.
Body Vest LEATT	This lighter version of the Body Vest Leatt Adventure is
Adventure Lite	designed to be used with either an under or over shirt
fitting of the Leatt neck brace. This product features a
height adjustable waist belt and the BraceOn® brace
strap to improve fit.
Back Protector LEATT	This back protector is designed to be used with either an
Adventure	under or over shirt fitting of the Leatt neck brace. This
product permits individual movement of body, brace and
protector.
Body Vest LEATT	This body vest is designed to be used with either an
Adventure Lite Jr	under or over shirt fitting of the Leatt neck brace. This
product features the BraceOn® brace strap to improve fit
and is sold in two Junior sizes.
COMFORT WEAR:
Cooling Vest LEATT	This product is made from a patented HyperkewlTM
Coolit	cooling fabric that is designed to lower the body
temperature. It fits snugly on the body under a body
protector and is light weight.
Cooling Tee LEATT Coolit	This product is also made from a patented HyperkewlTM
cooling fabric that is designed to lower the body
temperature. It fits snugly on the body under a body
protector and is light weight.

8

Other Products, Parts and Accessories

The nature of our product is such that certain components collapse and fail in a controlled mode to help prevent further bodily injury. In light of this, we also provide aftermarket support for users of our products through our global distribution network. Specific parts of the product or the entire product may need to be replaced after a significant impact. Our aftermarket support primarily entails the replacement of worn or damaged parts, as well as sale of accessories, including hats, bags and hydration kits. We also sell clothing and outerwear.

Accolades

Leatt-Brace® products have attracted worldwide interest and we have corresponded with global motorsports governing bodies such as the FIM, Motorsport South Africa, NASCAR and the FIA, with motor racing teams such as the KTM Racing Team, with automotive and motorcycle manufacturers, and with global retailers and distributors of protective gear for motor and extreme sports. We are also in discussions with the FIM, NASCAR and the FIA, to have the Leatt-Brace® accredited.

Our Leatt-Brace® and chest protection products have acquired CE certification where necessary to distribute and sell products in the EU countries. The Leatt-Brace® products have won a series of awards and accolades since 2007, including the following:

  Motocross Action: Leatt-Brace GPX awarded 5/5 Star Product Rating (2007) and Decade’s Most Significant Product (awarded by an industry magazine based on comfort, fit and safety)
  Transworld MX: Editors Choice–Leatt Brace Adventure awarded Best New Product of Year (2009) (selected by editors of an industry magazine with no published criteria)
  ISPO Brandnew Awards: Leatt-Brace DBX awarded Best Protection at Bike Expo (2010) (Bike Expo is an annual gathering of industry participants)
  Transworld MX: Leatt GPX Pro Best Product of the Year (2011) (selected by editors of an industry magazine, based on comfort and safety)
  Motocrossgear.com: Perfect Score to New 2012 Leatt-Brace Chest Protector Adventure Pro (selected by an industry website, based on looks, comfort and safety)

We believe that the quality of Leatt-Brace® products has resulted in increased sales since inception. We have sold in excess of 425,000 units of Leatt-Brace® products worldwide to date, with 79,977 units sold in 2010; 90,982 units sold in 2011 and 14,380 units sold in the first quarter of 2012, already representing a year on year increase in units sold. Approximately 9% of our 2010 unit sales were from our new DBX bicycle brace. This number has increased to 15% of unit sales in 2011 and 11% of unit sales in the first quarter of 2012. Our new STX street brace, which was introduced to the market in 2011, accounted for 6% of unit sales in 2011 and 4% of unit sales in the 2012 first quarter.

Manufacturing

Our products are manufactured in China in accordance with our manufacturing specifications, pursuant to outsource manufacturing arrangements with third- party manufacturers located there. Our third-party manufactures usually have the capacity to produce more than 120,000 braces per year and have the space to expand such capacity as required. We do not currently have written agreements with these entities but will include any such future written agreement with our periodic filings. We generally offer a 2-year warranty on our products in accordance with EU regulations. Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents.

Upon internal determination of order quantities, we order from these third-party manufacturers by means of issuing a manufacturing purchase order. The purchase price for each such order is negotiated with the manufacturer and then a deposit of between 10 – 30% of the total purchase order value is made with the manufacturer upon receipt of the manufacturer’s invoice reflecting quantities ordered and negotiated price. The standard agreed on lead time from order date to ship-ready date is 70 days, and our usually agreed on shipping terms are FOB (Port). Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents.

During production, we measure the manufacturer’s on-time performance to determine whether to continue our outsource relationship. We utilize outside consultants and our own employees to ensure the quality of our products through regular on-site product inspections. Such quality inspections are conducted in conformance with ISO/IEC 17025 specifications at the manufacture’s premises and penalties are levied against a manufacturer if any delay in shipment to customers or customer rejection or non-acceptance is caused by quality issues. The balance of the open invoices is paid to the manufacturer six weeks after successful inspection.

Raw Materials and Suppliers

Our products are manufactured from generally available engineering materials, such as thermoset carbon fiber, glass fiber reinforced nylon, high impact polycarbonate resin. The cost of materials used in our products varies depending on the target market for, and the price of, our products. The prices of these raw materials are determined based upon prevailing market conditions and supply and demand and global conditions may impact the supply of these raw materials and adversely affect the supply of our products. We have not experienced any interruptions to our production due to shortage of our raw materials.

Our third-party manufacturers arrange for the purchase of most of the raw materials that are used to manufacture our products and they pay for the cost of such materials. However, we may directly source and pay for highly specialized protection materials, SaS-tec and WinBoss, for use in the production of our products, and that these protection materials are freely available. Furthermore, in the event that we need to maintain a specified production capacity, we may acquire raw materials on behalf of a third-party manufacturer to secure such production capacity. The expenses incurred for such materials for the years ended December 31, 2011 and 2010, were not material and we do not foresee these amounts being material in the near future.

We have implemented certain protocols to check the quality of raw materials used in the production process. Our third-party manufacturers are required to perform prescribed strength testing on critical parts of certain products. In addition, certain materials are tested by our research and development staff at Leatt SA and by independent material laboratories for compliance to manufacturing and material specification.

Our Customers

Leatt earns revenues through the sale of its products to customers worldwide through a global network of distributors and retailers. Leatt also acts as the original equipment manufacturer for neck braces sold by certain international brands. Leatt sells its products directly to distributors in South Africa (through Leatt SA), in the USA (through Two Eleven), and through a network of 60 third-party distributors worldwide. Our distributors are required to follow certain standard business terms and guidelines for the sale and distribution of our products. Two Eleven also sells our products directly to consumers through our online store available at www.leatt.com.

Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents. Revenue and related cost of revenue is recognized at the time of shipment from the manufacturer’s port when shipping terms are Free On Board (FOB) shipping point, Cost and Freight (CFR) or Cost and Insurance to named place (CIP) as legal title and risk of loss to the product pass to the customer.

We generate revenue both in the United States and internationally. For the years ended December 31, 2011 and 2010, annual revenues associated with international customers were $10,109,894 and $8,493,593, or 57% and 59% of total revenue, respectively.

We have derived a significant portion of our revenue from a limited number of customers, however none of our customers account for more than 10% of our consolidated revenues. For the years ended December 31, 2011 and 2010, our U.S. revenue was earned from five and six customers that accounted for approximately 36% and 36% of annual U.S. revenue, respectively, with our largest customer in the U.S. accounting for approximately 8% and 10% of our U.S. sales for those years, respectively. As of December 31, 2011 and 2010, $560,717, or 19%, and $329,505, or 14% of our accounts receivable, respectively, were due from these customers.

For the years ended December 31, 2011 and 2010, our international revenue (not including the U.S.) was earned from five customers that accounted for approximately 37% and 41% of our annual international revenue for the respective periods, with our largest international customers accounting for approximately 10% and 9% of international sales for respective periods. As of December 31, 2011 and 2010, $181,311, or 1%, and $928,274, or 32% of our accounts receivable, respectively, were due from these international customers.

Advertising and Marketing

We first gained market recognition through customer word-of-mouth and later through third-party articles and reviews of the Leatt-Brace® in motorcycle and racing magazines, and unsolicited and unpaid endorsements from current and former celebrity motocross (and other) riders, but we now advertise our products in various motorsport industry magazines and in related online media. We also enhance our image through the sponsorship of sporting events, teams and individuals.

We believe that, as a result of our marketing efforts, and based on our internal marketing estimates, we have approximately 2,451 distributors and dealers stock Leatt products in the U. S. and approximately 197 distributors and dealers in South Africa. We expect that the number of our distributors and dealers will also grow as the market segments that we sell to and our product offering grows but we cannot guarantee that this will be the case.

Our advertising and marketing expenses for the years ended December 31, 2011 and 2010 were $1,578,346 and $1,265,655, respectively, representing approximately 9% of our revenues for each period, and for the quarters ended March 31, 2012 and 2011 were $231,389 and $371,050, respectively, representing approximately 7% and 13% of our revenues for each period. The increase in advertising and marketing expenses during the fiscal year 2011 period was attributable to the introduction of our increased range of products to new global markets, while the decrease in such expenses during the first quarter of 2012 was attributable to the changed seasonality of our advertising and marketing expenditure.

Our Growth Strategy

We are committed to growing our business in the coming years. The key elements of our growth strategy are summarized below:

  Regional Distributors. Our product range has attracted the interest of global retailers and distributors of protective gear for motor and extreme sports, as well as automotive and motorcycle manufacturers and racing teams like the KTM teams. The resultant interest and the expected demand for our products have prompted us to change our production and distribution strategy in order to cater to this demand. In November 2007, we established Two Eleven, our wholly owned California subsidiary, to manage and control the distribution of our products, particularly in the United States. We distribute products to international consumers through a network of international distributors who are selected by our management team based on their financial status and creditworthiness, their location in major geographic location, their marketing and media presence, their portfolio of leading motorcycle brands and accessories, and their reputation among industry players. We are also in discussions with various suppliers of motor sports protective gear in various regions throughout the world, including Europe, Asia, South America, Middle-East, in an effort to improve our network of distributors and dealers worldwide, with emphasis on emerging markets such as the Middle-East and South America. We believe that regional distributors will better promote our products in the designated regions and expand our global customer base.
  OEM Manufacturer and Regional Distributors. We are seeking to expand our OEM services to other brands utilizing our Intellectual Property rights. With the launch of OEM agreements with other companies with their own established distribution networks, there are opportunities for us to greatly increase our regional distribution footprint globally.
  Industry Accreditation and Endorsements. We are pursuing accreditation and endorsements of our products from global motor sports governing bodies and industry organizations. We are in discussions with governing racing bodies, such as the Commission Internationale de Karting, or CIK, the American

  Motorcyclist Association, or AMA, the FIM, the FIA, and NASCAR, to have the Leatt-Brace® accredited. We believe that these accreditations and endorsements will increase sales of our products and solidify our position as a leader in safety products. SFI testing is compulsory for neck protection used in automotive racing in the United States, therefore should neck protection be compulsory we believe that such accreditations and endorsements will additionally increase our sales.
  Efforts to Promote Use of Our Products. We intend to promote the military use of our products to foreign governments worldwide, as well as promote the passage of standards and regulations prescribing the use of safety products such as ours by riders in South Africa as well as in other markets where we sell our products. We also intend to pursue large insurance carriers to mandate or incentivize their insured riders and/or drivers to wear safety products such as ours.
  Expanding our Portfolio of Products. We are always looking for opportunities to introduce new products to reach a wider audience and penetrate new markets. This will include extending our product range to include both innovative protection products as well as peripheral or accessory products such as clothing. We expect that our sales of peripheral or accessory products will increase in line with brand awareness.

Our Research and Development Efforts

Our research and development efforts are headed by our Chairman and Founder, Dr. Christopher Leatt, and are conducted at our research facility, or Leatt Lab, located at our executive headquarters in Cape Town, South Africa. The facility houses a team of bio-medical engineers and designers who ensure products are scientifically and bio- medically sound. This facility features state of the art testing and prototyping equipment and sophisticated simulation models. Leatt also utilizes consultants, academic institutions and engineering companies from time to time to assist us with our research and development efforts.

We believe that the development of new products and new technology is critical to our success. We are continuously working to improve the quality, efficiency and cost-effectiveness of our existing products. All our products have achieved CE certification when necessary. We are working to develop technology to expand our range of products with further innovation, comfort, ergonomics and market appeal. We believe that our scientific and medical approach to product development gives our products a competitive edge.

Our research and development expenses for the fiscal years ended December 31, 2011 and 2010, amounted to $1,224,965 and $1,083,635, respectively. These expenses included salaries for research and development staff as well as other direct product development and research costs.

Competition

We compete with a small number of dominant competitors in the neck brace and body protection market, some of whom have substantially greater financial and other resources than we currently have. According to the October 2011 RacerX survey discussed elsewhere herein and available at http://filterpubs.com/mediakit/Apparel/Apparel_PAGE2.html, our major competitors in the neck brace market is Alpinestars S.p.A and EVS Sports, and our major competitors in the body protection market is Thor Motocross and Fox Racing.

Competition is based on quality, price reputation, industry endorsements and certifications, as well as, on product design, brand names, marketing support and distribution strategies. We believe that our products can be distinguished from the products offered by our competitors due to the fact that our products are innovative, safety tested, versatile, aesthetically appealing, priced competitively and comfortable without compromising quality and performance.

Our Competitive Strengths

We believe that our competitive strengths include the following:

  Intellectual Property. Licensed patented technology allows us to provide a product that cannot easily be duplicated by our competitors. We have invested extensive resources to patent our products worldwide and have taken legal action to protect our intellectual property rights from infringement.
  Diverse Multi-Cultural Skilled Management Team. Our management team is knowledgeable and experienced in the personal protective equipment industry, sports medicine and business development. Our executive corporate management team consists of Mr. Sean Macdonald, Dr. Christopher James Leatt, Mr. Erik Olsson and Mr. Philip Davy. Mr. Macdonald is our Chief Executive Officer, Chief Financial Officer, President and Director, and is a Chartered Accountant with 8 years’ experience in the financial and operational aspects of running sports orientated growth companies. Dr. Leatt is our Founder, Chairman and Head of Research and Development, who developed the Leatt-Brace® from his study of the benefits and viability of a neck protection system for helmet clad sport and recreational users. Mr. Davy is our Head of International Marketing and General Manager of our U.S. operations and has spent his entire professional life selling, envisioning, designing, developing and marketing protective equipment for motorcycle riders, racers and mechanics. Mr. Olsson is our General Manager and Head of International Distribution and has served as a Sales and Product Manager for various companies in the power sports industry for the past 15 years.
  Outsourced Manufacturing. We outsource our manufacturing to third-party manufacturers in order to produce large volumes of our products. The manufacturing process remains subject to our strict quality control guidelines safeguarded by our employees and the third party inspectors who we hire as consultants to ensure that these guidelines are being implemented at the production point. While such manufacturing arrangements pose a risk to our ability to safeguard our property technologies and may lead to increased costs, as discussed under the “Risk Factors” heading in this registration statement, we expect that the increase in expected sales volumes will contribute to a lower production cost per unit and that this will translate to better margins for our distributors and retailers.
  Research, Development, Certification and Marketing Capabilities. We have in-house know how in the areas of product development, testing and accreditation, particularly in the field of personal protective equipment. With the experience and capabilities developed and established in taking our product to market, we believe that we are well positioned to develop, manufacture and market additional products. With our medical and biomechanical expertise, demonstrated research and development capabilities, established outsource manufacturing capacity, established brand and our dedicated, loyal and enthusiastic distribution network, we believe that we have the components necessary to bring new successful products to market.

  Industry Accreditation, Testing Standards and Regulations. We are pursuing accreditation and endorsements of our products from global motor sports governing bodies and industry organizations. We have obtained homologations of our products from various global racing authorities where objective standards have been set and we are in discussions with governing racing bodies, such as the AMA, FIM, FIA, CIK, and NASCAR, to have the Leatt-Brace® accredited. SFI testing is compulsory for neck protection used in automotive racing in the U. S., therefore any of our competitors will also have to pass the certification testing. Should industry accreditation become compulsory, we would be ahead of our competitors in the market place.

  Brand Recognition. A RacerX survey discussed elsewhere herein shows that, as at October 2011, Leatt had an approximately 74% market share for neck braces. We believe that public recognition of the Leatt® brand drives the sales of our products, regardless of the action of competitors and competitive products. We expect that the reputation of our brand in the market place, particularly our product testing and applicable CE certification, will continue to ensure market acceptance and facilitate market penetration of our new products. In order to bolster and grow the Leatt® brand, stringent quality control and assurance are our highest priority and our ongoing marketing, advertising and public relations efforts continue to stress the quality, safety and innovation of our products.

Our Intellectual Property

We believe that the continued success of our business is dependent on our intellectual property portfolio consisting of globally registered trademarks, design patents and utility patents related to the Leatt-Brace®. Most of these iniial intellectual property rights are held by Xceed Holdings, a corporation controlled by our Chairman, Dr. Christopher Leatt and the rest of these rights are held by the Company and Three Eleven Distribution, our South African subsidiary. We license most of our intellectual property from Xceed Holdings, pursuant to a patent and royalty license agreement, or Licensing Agreement, dated March 1, 2006, between the Company and Xceed Holdings. Under the terms of the Licensing Agreement, we are obligated to pay Xceed Holdings 4% of all our revenues from the Leatt-Brace®. In addition, pursuant to a separate license agreement between us and Mr. De Villiers, we are obligated to pay a royalty fee of 1% of all our billed and received sales revenue, in quarterly installments, based on sales of the previous quarter, to a trust that is beneficially owned and controlled by Mr. De Villiers. We also rely on nondisclosure agreements and other methods to protect our intellectual property rights. However, the steps we have taken may be inadequate to prevent the misappropriation of our technology.

The following table lists the patents and designs licensed from Xceed Holdings:

Country	Application	Patent No	Filing Date	Invention	Status	Renewal Date
	No		(year/month/day)	Title

South Africa	2006/05044	2006/05044	2006/06/20	NECK	Granted	2012/11/26
BRACE

Brazil	PI0416971-9		2006/05/26	NECK	Pending	2012/11/26
BRACE

Canada	2,547,855		2006/05/26	NECK	Pending	2012/11/26
BRACE

China	20048003507		2006/05/26	NECK	Pending
	2.4			BRACE

Indonesia	W002006014		2006/06/19	NECK	Accepted
	67			BRACE

Israel	175931		2006/05/25	NECK	Pending
BRACE

Japan	2006541524	4553903	2006/05/26	NECK	Granted	2013/07/23
BRACE

North Korea	06-2007	46322	2006/05/26	NECK	Lapsed	2011/11/26
BRACE

South Korea	10-2006-	10-0904041	2006/06/19	NECK	Granted	2012/06/15
	7012173			BRACE

Morocco	PV29105	28229	2006/06/15	NECK	Granted	2014/11/26
BRACE

Mexico	JL/a/2006/000		2006/05/26	NECK	Pending
	026			BRACE

Malaysia	PI 20062407		2006/05/25	NECK	Accepted
BRACE

Singapore	200808773-6		2006/05/26	NECK	Pending
BRACE

USA	11/440,576	7,993,293	2006/05/25	NECK	Granted	2015/02/09
				BRACE
USA (Broad)	11/690,412	8,002,723	2007/03/23	NECK	Granted	2015/02/23
				BRACE
USA	13/206,312		2011/08/09	NECK	Pending
(Continuation)				BRACE
Eurasia	200601049	10815	2006/06/26	NECK	Granted	2012/11/26
				BRACE
Australia	2004293118		2003/06/23	NECK	Accepted -	2012/11/26
				BRACE	Opposed

			14

India	2315/CHENP/		2006/06/26	NECK	Pending
	2006			BRACE
Norway	20062971	327461	2006/06/26	NECK	Granted	2012/11/26
				BRACE
New Zealand	548068	548068	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Vietnam	1-2006-01015		2006/06/26	NECK	Pending
				BRACE
Europe	04816084.0	1696842	2006/06/22	NECK	Granted -
				BRACE	Opposed
Europe (Div)	09165346.9	2113231	2009/07/13	NECK	Granted
				BRACE
Germany	04816084.0	6020040259	2006/06/22	NECK	Granted	2012/11/26
		75,6		BRACE
France	04816084.0	1696842	2006/06/22	NECK	Granted	2012/11/26
				BRACE
UK	04816084.0	1696842	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Switzerland	04816084.0	1696842	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Spain	04816084.0	2342402	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Italy	04816084.0	1696842	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Netherlands	04816084.0	1696842	2006/06/22	NECK	Granted	2012/11/26
				BRACE
Taiwan	97109256		2008/03/17	SSS BRACE	Accepted
South Africa	2009/03522	2009/05/21	2009/05/21	SSS BRACE	Granted	2012/10/26
Brazil	PI07180047		2009/04/27	SSS BRACE	Pending	2012/01/26
China	2007		2009/06/19	SSS BRACE	Pending
	80047024.0
Japan	2009-534037		2009/04/27	SSS BRACE	Pending
USA	12/447,452		2009/04/27	SSS BRACE	Pending
Australia	2007310441	2007310441	2009/05/20	SSS BRACE	Granted	2012/10/26
				(clip)
Australia	2011201521		2011/04/05	SSS BRACE	Accepted
				(tether)
Europe	07826882.8		2009/05/26	SSS BRACE	Pending	2012/10/26

New Zealand	577131	577131	2009/05/21	SSS BRACE	Granted	2014/10/26
				(clip)
New Zealand	592116	592116	2009/05/21	SSS BRACE	Granted	2012/02/10
				(tether)
USA	12/532,409		2009/09/21	TETHER	Pending
				PRE-
				TENSIONING
Europe	08719762.0		2009/10/12	TETHER	Accepted	2012/03/19
				PRE-
				TENSIONING
Australia	2008 227867		2009/10/19	TETHER	Pending
				PRE-
				TENSIONING
USA	12/812,596		2010/07/12	MRX BRACE	Pending
Australia	2009321240		2011/06/08	MRX BRACE	Pending	2014/11/26
Brazil	PI 0916012-4		2011/05/20	MRX BRACE	Pending	2012/02/25
China	20098014755		2011/05/26	MRX BRACE	Pending
	8.X
Europe	09801554.8		2011/05/31	MRX BRACE	Pending	2012/11/30
Japan	2011-537006		2011/05/19	MRX BRACE	Pending
Switzerland	09165346.9	2113231	2009/07/13	NECK	Granted	2012/11/26
				BRACE
Germany	09165346.9		2009/07/13	NECK	Granted	2012/11/26
				BRACE
Spain	09165346.9		2009/07/13	NECK	Granted	2012/11/26
				BRACE
France	09165346.9	2113231	2009/07/13	NECK	Granted	2012/11/26
				BRACE
UK	09165346.9	2113231	2009/07/13	NECK	Granted	2012/11/26
				BRACE
Italy	09165346.9	2113231	2009/07/13	NECK	Granted	2012/11/26
				BRACE
Netherlands	09165346.9	2113231	2009/07/13	NECK	Granted	2012/11/26
				BRACE
South Africa	F2004/1128	F2004/1128	2004/8/27	MOTO-R	Registered	2012/08/27
				BRACE
Australia	10790/2005	303171	2005/2/28	MOTO-R	Registered	2015/02/28
				BRACE
China	20053000447	2005 3	2005/2/28	MOTO-R	Registered	2013/03/16
	5.X	0004475.X		BRACE
Europe	000 304 225-	000 304 225-	2005/2/28	MOTO-R	Registered	2015/02/28
	0001	0001		BRACE
New Zealand	405910	405910	2005/2/28	MOTO-R	Registered	2014/08/27
				BRACE
USA	29/224,261	D552,742	2005/2/28	MOTO-R	Registered
				BRACE
South Africa	F2004/1239	F2004/1239	2004/9/17	MOTO-GPX	Registered	2012/09/17
				BRACE
USA	29/225,477	D542,919	2005/3/17	MOTO-GPX	Registered
				BRACE
Europe	000 312	000 312	2005/3/17	MOTO-GPX	Registered	2015/03/17
	061- 0001	061-0001		BRACE
New Zealand	405978	405978	2005/3/16	MOTO-GPX	Registered	2014/09/17
				BRACE

China	20053000910	2005 3	2005/3/16	MOTO-GPX	Registered	2013/03/16
	0.2.	0009100.2		BRACE
Australia	11036/2005	305138	2005/3/15	MOTO-GPX	Registered	2015/03/15
				BRACE
South Africa	F2006/01661	F2006/0166 1	2006/10/26	SSS BRACE	Registered	2012/10/26
USA	29/279,249	D631,167	2007/4/24	SSS BRACE	Registered
Europe	000 711 130-	000 711 130-	2007/4/20	SSS BRACE	Registered	2017/04/20
	0001	0001
USA	29/284,258	D592,310	2007/9/4	2006 GPX-	Registered
				BRACE
Europe	000 785 373-	000 785 373-	2007/9/6	2006 GPX-	Registered	2015/09/06
	0001	0001		BRACE
USA	29/325,870	D633,623	2008/10/7	DAMPER	Registered
				BRACE
China	20053000447	2005 3	2005/2/28	MOTO-R	Registered	2013/03/16
	5.X	0004475.X		BRACE
Europe	000 304 225-	000 304 225-	2005/2/28	MOTO-R	Registered	2015/02/28
	0001	0001		BRACE
New Zealand	405910	405910	2005/2/28	MOTO-R	Registered	2014/08/27
				BRACE
USA	29/224,261	D552,742	2005/2/28	MOTO-R	Registered
				BRACE
South Africa	F2004/1239	F2004/1239	2004/9/17	MOTO-GPX	Registered	2012/09/17
				BRACE
USA	29/225,477	D542,919	2005/3/17	MOTO-GPX	Registered
				BRACE
Europe	000 312	000 312	2005/3/17	MOTO-GPX	Registered	2015/03/17
	061- 0001	061-0001		BRACE
New Zealand	405978	405978	2005/3/16	MOTO-GPX	Registered	2014/09/17
				BRACE
China	20053000910	2005 3	2005/3/16	MOTO-GPX	Registered	2013/03/16
	0.2.	0009100.2		BRACE
Australia	11036/2005	305138	2005/3/15	MOTO-GPX	Registered	2015/03/15
				BRACE
South Africa	F2006/01661	F2006/0166 1	2006/10/26	SSS BRACE	Registered	2012/10/26
USA	29/279,249	D631,167	2007/4/24	SSS BRACE	Registered
Europe	000 711 130-	000 711 130-	2007/4/20	SSS BRACE	Registered	2017/04/20
	0001	0001
USA	29/284,258	D592,310	2007/9/4	2006 GPX-	Registered
				BRACE
Europe	000 785 373-	000 785 373-	2007/9/6	2006 GPX-	Registered	2015/09/06
	0001	0001		BRACE
USA	29/325,870	D633,623	2008/10/7	DAMPER	Registered
				BRACE

The following table lists our own patents and designs:

Country	Application No	Patent No	Filing	Grant	Invention	Status	Renewal
			date	date	Title		Date

Held by Leatt Corporation
USA (CIP)	11/778,840	7,846,117	July 17,	December	DAMPER	Granted	June 7,
			2007	7, 2010	BRACE		2014
Australia	2008277318		January		DAMPER	Accepted	July 17,
			25, 2010		BRACE		2013
Europe	8789345.9		January		DAMPER	Abandoned	July 17,
			15, 2010		BRACE		2012
USA (NAT	12/669,792		January		DAMPER	Pending
PHASE)			19, 2010		BRACE
USA	12/598,383		October		BACK	Pending
			30, 2009		PROTECTOR
Australia	2,008,243,788		November		BACK	Accepted	April 30,
			9, 2009		PROTECTOR		2013
Brazil	PI0810464-6		October		BACK	Pending	July 30,
			21, 2009		PROTECTOR		2012
Europe	8738037.4		November		BACK	Pending	April 30,
			24, 2009		PROTECTOR		2012
PCT	PCT/IB2010/054		October 1,		CHEST	Pending
	446		2010		PROTECTOR
UK	1119264.8		November		KNEE	Pending
			8, 2011		BRACE
UK	1118611.1		October		CRS	Pending
			27, 2011
USA	29/297,349	D609,815	November	February	Leatt Sock Kit	Registered
			8, 2007	9, 2010
USA	29/381,768	D649,649	December	November	STX Brace	Registered
	001 251 508-	001 251 508-	22, 2010	9, 2011
Europe	0001	0001	December	January 7,	STX Brace	Registered	December
			23, 2010	2011			23, 2015
Australia	15733/2010	334789	December	January	STX Brace	Registered	December
			23, 2010	24, 2011			23, 2015
Japan	2010-031383	1422456	December	August 5,	STX Brace	Registered	August 6,
			28, 2010	2011			2012
Held by Three Eleven Distribution (Pty) Ltd.
Brazil	PI0618410-3		April 11,		HELMET	Pending	January
			2008				12, 2013
China	200680038079.0	ZL2006800380	April 14,	December	HELMET	Granted	October
		79.0	2008	11, 2010			13, 2012
Indonesia	W00200801199		May 28,		HELMET	Pending
	1863/KOLNP/20		2008
India	08		May 8,		HELMET	Pending
			2008
USA	12/280,105		August 20,		HELMET	Pending
			2008
Hong Kong	08112556.3	HK 1120 708	November	August 27,	HELMET	Granted	October
			17, 2008	2010			13, 2013
Germany	06809017.4	60 2006 010	March 31,	November	HELMET	Granted	October
		418.9-08	2008	11, 2009			13, 2012
France	06809017.4	1933656	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012
UK	06809017.4	1933656	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012
Italy	67618/BE/2010	1933656	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012

Netherlands	06809017.4	1933656	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012
Austria	06809017.4	AT-E 0447866	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012
Spain	06809017.4	1933656	March 31,	November	HELMET	Granted	October
			2008	11, 2009			13, 2012
Sweden	06809017.4	1933656	March 31,	November	HELMET	Granted	October

			2008	11, 2009			13, 2012

* The Patent Cooperation Treaty, or PCT, is an international agreement for filing patent applications having effect in up to 117 countries. Under the PCT, an inventor can file a single international patent application in one language with one patent office in order to simultaneously seek protection for an invention in up to 117 countries throughout the world.

____________________

Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. Issued patents or patents based on pending patent applications or any future patent applications may not exclude competitors or may not provide a competitive advantage to us. In addition, patents issued or licensed to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. In addition, the validity and breadth of claims in protective gear technology patents involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain.

			16

The following table lists our licensed and/or registered and pending trademarks:

Country	Trade Mark	Application	Registration	Filing Date	Renewal Date	Status
		No	No

China	Leatt	6287824	6287824	September 21,	February 20,	Registered
				2007	2020

China	The Helmet for	6287823	6287823	September 21,	February 20,	Registered
	your Neck			2007	2020
	Device

CTM*	Leatt-Brace	006313993	006313993	September 19,	September 19,	Registered
				2007	2017

CTM	The Helmet for	006314009	006314009	September 19,	September 19,	Registered
	your neck			2007	2017

CTM	Leatt	006314017	006314017	September 19,	September 19,	Registered
				2007	2017

CTM	Device (The	006314132	006314132	September 19,	September 19,	Registered
	Helmet for			2007	2017
	your neck)

USA	ALPT	77/742,823	3,926,378	May 22, 2009	March 1, 2021	Registered

USA	Alternative	77/742,826	3868833	May 22, 2009	October 26,	Registered
	Load Path				2020
	Technology

CTM	Alternative	008358046	008358046	June 11, 2009	June 11, 2019	Registered
	Load Path

	Technology

CTM	Alternative	008358061	008358061	June 11, 2009	June 11, 2019	Registered
	Load Path

CTM	ALPT	008358079	008358079	June 11, 2009	June 11, 2019	Registered

USA	Leatt Device	77/765,739	3,861,760	June 23, 2009	October 12,	Registered
					2019

CTM	Leatt Device	008444168		July 23, 2009	July 23, 2019	Registered

Australia	Leatt	1372902		July 16, 2010		Response to
						Official Action
						filed.

Japan	Leatt	2010- 056635	5432253	July 16, 2010	August 12,	Registered
					2021

Australia	Leatt	1385227		September 22,		Response to
				2010		Official Action
						to be filed.

Japan	Leatt	2010-74427	5403909	September 22,	September 22,	Registered
				2010	2020

CTM	Leatt	009395997	009395997	September 23,	September 23,	Registered
				2010	2020

Brazil	Leatt Brace	829468323	829468323	March 11,	March 11,	Registered
				2010	2020

Brazil	Leatt Brace	829994920	829994920	November 24,	February 8,	Registered
	(Special			2008	2021
	Script)

Brazil	Leatt Brace	829994939	829994939	November 24,	February 8,	Registered
	(Special			2008	2021
	Script)

Brazil	Leatt (Special	830409432		November 5,		Advertised
	Script)			2009		December 8
						2009. Pending
						examination.

Brazil	Leatt and	830409440		November 5,		Advertised
	Device			2009		December 8
						2009. Pending
						examination.

			17

Brazil	Leatt and	902094165		November 5,		Advertised
	Device			2009		December 8
						2009. Pending
						examination.

Brazil	Leatt and	902094149		November 5,		Advertised
	Device			2009		December 8
						2009. Pending
						examination.

Brazil	Leatt (Special	902094238		November 5,		Advertised
	Script)			2009		December 8
						2009. Pending
						examination.

Brazil	Leatt and	902094190		November 5,		Advertised
	Device			2009		December 8
						2009. Pending
						examination.

Canada	LEATT	1535498		July 13, 2011		Response to
						office action
						filed

USA	BraceOn	85/429,145		September 22,		Response to
				2011		office action
						filed

Australia	BraceOn	1450772		September 23,		Pending
				2011

CTM	BraceOn	010288405		September 23,		Response to
				2011		office action
						filed

New Zealand	Leatt	829603		September 9,	September 9,	Registered
				2010	2020

New Zealand	Leatt	831034		September 27,	September 27,	Registered
				2010	2020

New Zealand	Leatt	831035		September 27,	September 27,	Registered
				2010	2020

New Zealand	Leatt	831036		September 27,	27/9/2020	Registered
				2010

South Africa	DEVICE	2009/11856	2009/11856	June 26, 2009	June 26, 2019	Registered
	(NEW LOGO)

South Africa	DEVICE	2009/11857	2009/11857	June 26, 2009	June 26, 2019	Registered
	(NEW LOGO)

South Africa	DEVICE	2009/11858		June 26, 2009	June 26, 2019	Advertised
	(NEW LOGO)					October 2011

South Africa	Leatt-Brace	2004/08584	2004/08584	May 28, 2004	May 28, 2014	Registered
	(Special
	Script)

South Africa	Leatt	2006/22761	2006/22761	September 26,	September 26,	Registered
				2006	2016

South Africa	The Helmet for	2006/22760	2006/22760	September 26,	September 26,	Registered
	your Neck			2006	2016

South Africa	Helmet for	2007/15892	2007/15892	July 19, 2007	July 19, 2017	Registered
	your Neck
	Device

South Africa	Helmet for	2007/15893		July 19, 2007	July 19, 2017	Accepted
	your Neck					February 3
	Device					2012

South Africa	Adventure	2008/15403	2008/15403	July 4, 2008	July 4, 2018	Registered
	Leatt and
	Device

			18

South Africa	Adventure	2008/15404	2008/15404	July 4, 2008	July 4, 2018	Registered
	Leatt and
	Device

South Africa	Adventure	2008/15405	2008/15405	July 4, 2008	July 4, 2018	Registered
	Leatt and
	Device

South Africa	Adventure	2008/28131	2008/28131	December 1,	December 1,	Registered
	Brace			2008	2018

South Africa	Adventure	2008/28132	2008/28132	December 1,	December 1,	Registered
	Brace			2008	2018

South Africa	Adventure	2008/28133	2008/28133	December 1,	December 1,	Registered
	Brace			2008	2018

USA	Leatt	85135308		September 22,		Accepted
				2010

____________________

* A Community Trade Mark or CTM, is any trademark which is pending registration or has been registered in the European Union as a whole (rather than on a national level within the EU). The CTM system creates a unified trademark registration system in Europe, whereby one registration provides protection by being enforceable in all member states of the EU.

____________________

From time to time, we have had to enforce our intellectual property rights through litigation and we may be required to do so in the future. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. We cannot assure you that our competitors have not developed or will not develop similar products, will not duplicate our products, or will not design around any patents issued to or licensed by us. We believe that a loss of these rights would harm or cause a material disruption to our business and, our corporate strategy is to aggressively take legal action against any violators of our intellectual property rights, regardless of where they may be.

Our Employees

As of March 31, 2012, we employed 42 full-time employees and no part-time employees. The following table sets forth the number of our full-time employees by function as of March 30, 2012.

Employee Function	Number
Executive	5
Internet Technology	2
Product	5
Marketing and Distribution	10
Finance and Logistics	10
Research and Development	6
Legal and Compliance	2
Customer Service	2
Total	42

We are required to pay UIF, or unemployment insurance, for each of our South African employees. We are also required to withhold income taxes for our South African and U.S. based employees. We generally provide health care benefits and other standard benefits to our employees. We do not have any pension or retirement plans for any of our employees.

We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Regulations

The 2012 JOBS Act

We qualify as an “emerging growth company,” as defined in Title I of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company is defined as an issuer, including a foreign private issuer, with less than $1 billion of total annual gross revenues during the most recently completed fiscal year. The SEC has interpreted “total annual gross revenues” to mean total revenues as presented on the income statement presentation under U.S. GAAP, which for the Company was $17.9 million for the fiscal year ended December 31, 2011. We will retain our status as an emerging growth company until the earlier of: (1) the fifth anniversary of the date we first sold securities pursuant to an IPO registration statement; (2) the last day of the fiscal year in which we first exceed $1 billion in annual gross revenues; (3) the time we become a large accelerated filer (an SEC registered company with a public float of at least $700 million); or (4) the date on which we have, within the previous three years, issued $1 billion of nonconvertible debt, whether issued in a registered or unregistered offering and whether or not it is still outstanding at the determination date.

The JOBS Act provides scaled disclosure provisions for us, including, among other things: (a) permitting us to include only two years of audited financial statements in a registration statement filed under the Securities Act of 1933 for an IPO of common equity securities; (b) allowing us to comply with the smaller reporting company version of Item 402 of Regulation S-K (Executive Compensation); and (c) removing the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting in accordance with Section 404(b) of the Sarbanes-Oxley Act of 2002. The JOBS Act also exempts us from the following additional compensation-related disclosure provisions that were imposed on U.S. public companies pursuant to the Dodd-Frank Act: the advisory “say-on-pay” vote on executive compensation required under Section 14A(a) of the Exchange Act; the Section 14A(b) requirements relating to shareholder advisory votes on golden parachute compensation; the Section 14(i) requirements for disclosure relating to the relationship between executive compensation and financial performance of the issuer; and the requirement of Dodd-Frank Act Section 953(b)(1), which will require disclosure as to the relationship between CEO and median employee pay.

Under Section 102(b)(1) of the JOBS Act, "emerging growth companies" can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for compliance with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies.

European Union Certification

All our products are compliant with applicable European Union directives, or CE certified, where appropriate. European Economic Community, or EEC, directive 89/686/EEC imposes mandatory accreditation of all Personal Protective Equipment, or PPE, products offered for sale in the EEC, including the Company’s Leatt-Brace® and body protection products. This means that these products must comply with: the basic Health and Safety requirements of the directive; certain chemical innocuousness tests prescribed in EN 340:2003 - Protective clothing – General Requirements; and the requirements relating to usage, care, cleaning, sizing and other information supplied with the product. Accordingly, all Leatt-Braces®, chest protectors and body protection products are CE certified. Only our peripheral products such as jackets, clothing, and caps are not covered.

In addition to the minimum requirements the Company complies with certain European Standards, or EN, specific to certain categories of PPE. An EN is a standard that has been adopted by one of the three recognized European Standardisation Organisations (ESOs): CEN, CENELEC or ETSI. It is produced by all interested parties (including manufacturers, users, consumers and regulators of a particular material, product, process or service) through a transparent, open and consensus based process. In the Company’s case these are the EN standards: EN 14021 Stone Shields; EN 1621-1 Limb Protectors; EN 1621-2 Back Protectors; and EN 1621-3 Chest Protectors. These standards are more performance related and, among other things, measure the performance of PPE at various intensity levels and under different environmental conditions. They also prescribe product labeling, tests for user comfort and ease of use. Also, where no specific standards exist such as with the brace, the ESO may, at its discretion, require tests that it thinks are appropriate.

Our products are not required to obtain similar certification in the U.S. or to be approved by the United States Food and Drug Administration.

Other Accreditation

We have also sought certification for certain of our products, such as the Moto R neck brace, by the SFI Foundation (USA), or the SFI. To attain SFI certification, a safety device must, every five years, pass a series of impact sled tests with an instrumented crash test dummy at a SFI accredited test lab, as well as flammability tests on various parts of the safety device. These tests are done according to the SFI38.1 specification which can be found at http://www.sfifoundation.com. SFI 38.1 accreditation is mandatory for any safety device that is used by participants in SFI sanctioned events worldwide (except for V8 racing in Australia). We also voluntarily submitted our Moto GPX neck brace to be tested by the in-house engineers of BMW Motorrad (Germany) and to be reviewed by KTM (Austria). We believe that such testing, while not mandatory, provides validation for our product’s performance.

~~The Company is~~We are also in discussions with governing and racing bodies, such as the Fédération Internationale de l'Automobile (FIA), the Fédération Internationale de Motocyclisme (FIM) and the National Association for Stock Car Auto Racing (NASCAR), to have the Leatt-Brace® accredited by these bodies. To acquire NASCAR accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the safety device must undergo review and a series of NASCAR specific tests by NASCAR’s technical panel to ensure that it meets all the NASCAR safety requirements. NASCAR accreditation is mandatory for any safety device that is used by participants in NASCAR events. To acquire FIA accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the device must undergo review by a FIA technical panel, which ~~reviews~~assesses the device in accordance with FIA ~~Standard 8858-2010 -Frontal Head Restraint~~standards for frontal head restraint (FHR) ~~System~~systems and conduct more product specific testing if necessary. ~~This standard can be found at: http://argent.fia.com/web/fiapublic.nsf/A12FB1536667511BC12578B700714F94/$FILE/8858-2010_Frontal_Head_Restraint.pdf~~ To achieve FIA standards, the device must pass certain FIA stress tests for the FHR, the tethers and end fittings, and the attachments included on the protective helmet. FIA accreditation is mandatory for any safety device that is used by participants in FIA sanctioned events worldwide. While there is currently no official accreditation for FIM sanctioned events, we have submitted test documents for FIM review. We cannot guarantee that we will secure any of these accreditations.

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this registration statement, before investing in our securities. If any of the following risks actually occurs, our business could be harmed. You should refer to the other information set forth or referred to in this registration statement, including our consolidated financial statements and the related notes incorporated by reference herein.

RISKS RELATED TO OUR BUSINESS

The ongoing global economic turmoil could negatively affect our business, results of operations, and financial condition.

The ongoing turmoil in the global economy, especially in the U.S. and Europe, may have an impact on our business and our financial condition, and we may face challenges if economic conditions do not improve. These economic conditions impact levels of consumer spending, which have deteriorated and may remain depressed for the foreseeable future. If demand for our products fluctuates as a result of these economic conditions or otherwise, our revenue and gross margin could be harmed.

In order to grow at the pace expected by management, we may require additional capital to support our long-term growth strategies. If we are unable to obtain additional capital in future years, we may be unable to proceed with our plans and we may be forced to curtail our operations.

We currently meet our working capital requirements with cash flow provided by our operating activities and we expect to continue doing so for the foreseeable future. However, in the future we may require additional working capital to support our long-term growth strategies, including identifying suitable targets for horizontal or vertical mergers or acquisitions so as to enhance the overall productivity and benefit from economies of scale. If the uncertainty arising out of domestic and global economic conditions and the ongoing tightening of domestic credit markets persist, we may not be able to generate adequate cash flows or obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Even if we are able to get additional financing, it might not be on terms that are favorable to the Company. Furthermore, additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities, including registration rights. If we are unable to raise additional financing, we may be unable to implement our long-term growth strategies, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail operations.

A substantial amount of our sales revenue is derived from sales to a limited number of customers, and our business will suffer if sales to these customers decline.

We have derived a significant portion of our revenue from a limited number of customers. For the years ended December 31, 2011 and 2010, our U.S. revenue was earned from five and six customers that accounted for approximately 36% and 36% of annual U.S. revenue, respectively, with our largest customer in the U.S. accounting for approximately 8% and 10% of our U.S. sales for those years, respectively. As of December 31, 2011 and 2010, $560,717, or 19%, and $329,505, or 14% of our accounts receivable, respectively, were due from these customers.

We do not have long term contractual arrangements or regular negotiation with most of these wholesale customers. The loss of one or more of these customers could damage our business, financial condition and results of operations.

We engage in international sales, which expose us to trade restrictions that could harm our business and competitive position.

For the years ended December 31, 2011 and 2010, annual revenues from product sales to international customers were $10,109,894 and $8,493,593, or 57% and 59% of our total revenue, respectively. As a result, we are subject to risks associated with shipping products across borders, including shipping delays, customs duties, export quotas and other trade restrictions that could have a significant impact on our revenue and profitability. While we have not encountered significant difficulties in connection with the sales of our products in international markets, if we cannot deliver our products on a competitive and timely basis, our relationships with international customers will be damaged and our financial condition could also be harmed. Furthermore, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us. We cannot assure you that the laws of foreign jurisdictions where we sell and seek to sell our products afford similar or any protection of our intellectual property rights as may be available under U.S. laws. We are directly impacted by the political, economic, military and other conditions in the countries where we sell or seek to sell our products.

Significant fluctuations in fuel prices could have an adverse impact on our business and operations.

A significant portion of our revenue is derived from international sales and so significant fluctuations in fuel prices could adversely affect our business and operations. While fluctuations in fuel prices could lead to higher commuter costs which may encourage the increased use of motorcycles and bicycles as alternative modes of transportation and lead to an increase in the market for our protection products, significant fluctuations in world fuel prices could significantly increase the price of shipping or transporting our products which we may not be able to pass on to our customers.

Expansion of our business may put added pressure on our management, financial resources and operational infrastructure impeding our ability to meet any increased demand for our medical products and possibly hurting our operating results.

Our business plan is to significantly grow our operations to meet anticipated growth in demand for existing products, and by the introduction of new product offerings. Our planned growth includes the construction of several new production lines to be put into operation over the next five years. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. We may be unable to successfully and rapidly expand sales to potential customers in response to potentially increasing demand or control costs associated with our growth.

To accommodate any such growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage our employees, and such funding may not be available in sufficient quantities, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We rely on patent and trade secret laws that are complex and difficult to enforce and we may not be able to prevent others from unauthorized use of our intellectual property. If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.

The continued success of our business is dependent on our intellectual property portfolio consisting of globally registered trademarks, design patents and utility patents related to the Leatt-Brace®. We also rely on nondisclosure agreements and other methods to protect our intellectual property rights. However, the steps we have taken may be inadequate to prevent the misappropriation of our technology. In addition, the validity and breadth of claims in protective gear technology patents involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain. Issued patents or patents based on pending patent applications or any future patent applications may not exclude competitors or may not provide a competitive advantage to us. In addition, patents issued or licensed to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. We cannot assure you that our competitors have not developed or will not develop similar products, will not duplicate our products, or will not design around any patents issued to or licensed by us.

We believe that a loss of these rights would harm or cause a material disruption to our business and, our corporate strategy is to aggressively take legal action against any violators of our intellectual property rights, regardless of where they may be. From time to time, we have had to enforce our intellectual property rights through litigation and we may be required to do so in the future. For example, on October 21, 2011, the Company sent a letter to a subsidiary of Atlas Brace Technologies (“Atlas”) notifying them that certain models of Atlas’ neck braces infringe on the Company’s patents, and demanding that Atlas should cease and desist the manufacture, use, offer and sale of such products. Instead of complying with the Company’s request, on December 1, 2011, Atlas filed suit against the Company in the U.S. District Court for the Central District of California, alleging patent infringement. On January 18, 2012, the Company a filed an answer with the Court, denying Atlas’ patent infringement claims and jointly countersuing Atlas (with Xceed) for patent infringement. The Company believes that Atlas’ case is without merit.

Such litigation may result in substantial costs and could divert resources and management attention from the operations of our business.

We depend on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including specifically, Dr. Christopher Leatt, our Chairman, Sean Macdonald, our Chief Executive Officer and President, Erik Olsson, our International General Manager, and Philip Davy, our US General Manager and International Marketing Manager. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. To address this risk we have taken out key man insurance on Key Staff members such as Dr. Leatt. However, if we lose a key employee or if a key employee fails to perform in his or her current position, or if we are unable to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees, as well as the intellectual property owned by Dr. Leatt, in managing the development, manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by further turnover.

We face an inherent business risk of exposure to product liability claims that could have a material adverse effect on our operating results.

Because of the nature of our products, we face an inherent business risk of exposure to product liability claims arising from the claimed failure of our products to prevent the types of personal injury or death against which they are designed to protect. Plaintiffs may also advance other legal theories supporting claims that our products or actions resulted in harm to them. We maintain product liability insurance policies in excess of $1 million to attempt to manage this risk worldwide. Our management does not expect that any ultimate liability arising out of currently pending product liability claims will have a material adverse effect on our financial condition or results of operations. Although we maintain product liability insurance coverage, there can be no absolute assurance that our coverage limits will be sufficient to cover any successful product liability claims made against us in the future. Any claim or aggregation of claims substantially in excess of our insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on our financial condition and results of operations.

We may not be able to adequately finance the significant costs associated with the development of new protective equipment products.

The products in the protective equipment market can change dramatically with new technological advancements. We are currently conducting research and development on new products, which requires a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in research and development of new products. These costs may increase, resulting in greater fixed costs and operating expenses.

In addition to research and development costs, we could be required to expend substantial funds for and commit significant resources to the following:

  additional engineering and other technical personnel;
  advanced design, production and test equipment;
  manufacturing services that meet changing customer needs;
  technological changes in manufacturing processes; and
  manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue to provide new and competitive products that compare favorably on the basis of cost and performance with the design and manufacturing capabilities of competitive third-party technologies. We will need to sufficiently increase our net sales to offset these increased costs, the failure of which would negatively affect our operating results.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. Since we will be a new public company, we have not yet evaluated our internal control systems in order to allow our management to meet the requirements of SOX 404. Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2012. We can provide no assurance that we will comply with all of the requirements imposed thereby. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements.

We are an "emerging growth company," and may elect to avail ourselves of scaled public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

We could be an "emerging growth company" for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which we expect will be pursuant to a Registration Statement on Form S-8 or on Form S-1. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three year period, we would cease to be an "emerging growth company" prior to the end of such five year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

RISKS RELATED TO OUR INDUSTRY

We may not be able to maintain or improve our competitive position because of strong competition in the personal protective equipment industry, and we expect this competition to continue to intensify.

We face competition from other global manufacturers and distributors who provide personal protective equipment to users of motorcycles, ATVs, snowmobiles, motor racing cars and other helmeted sports. Some of our international competitors are larger than we and possess greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources than we can to the development, promotion and sale of their products. Increased competition could require us to reduce our prices, result in our receiving fewer customer orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

If we are unable to develop competitive new products our future results of operations could be adversely affected.

Our future revenue stream depends to a large degree on our ability to utilize our technology in a way that will allow us to offer new types of safety products to a broader client base. We will be required to make investments in research and development in order to continue to develop new products, enhance our products and achieve market acceptance. We may incur problems in the future in innovating and introducing new and innovative products or, if developed, such products may not achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new products or improve on existing ones, our future results of operations would be adversely affected.

The value of our brand and sales of our products could be diminished if we, the individuals who use our products or the sport and activity categories in which or products are used, are associated with negative publicity.

Our success depends on the value of our brand. Our brand could be adversely affected if our public image or reputation were to be tarnished by negative publicity. Many athletes and other public individuals use our products and actions taken by such persons that harm the reputations of activities they participate in could also harm our brand image and result in a material decrease in our revenues and net income, which could have a negative effect on our financial condition and liquidity. In addition, negative publicity resulting from severe injuries or death occurring in the sports or activities in which our products are used and negatively impacts the popularity of such sport or activity, could have a subsequent negative effect on our net sales of products used in that sport or activity.

We may not be able to receive certain industry certifications and accreditation for our products.

We have sought certification for certain of our products, such as the Moto R neck brace, by the SFI. To attain SFI certification, a safety device must, every five years, pass a series of impact sled tests with an instrumented crash test dummy at a SFI accredited test lab, as well as flammability tests on various parts of the safety device. These tests are done according to the SFI38.1 specification which can be found at http://www.sfifoundation.com. SFI 38.1 accreditation is mandatory for any safety device that is used by participants in SFI sanctioned events worldwide (except for V8 racing in Australia). We also voluntarily submitted our Moto GPX neck brace to be tested by the in-house engineers of BMW Motorrad (Germany) and to be reviewed by KTM (Austria). We believe that such testing, while not mandatory, will provide validation for our product’s performance. There is no guarantee that our products will receive SFI certification or meet BMW testing standards.

We are also in discussions with governing and racing bodies, such as the ~~Fédération Internationale de l'Automobile (FIA), the Fédération Internationale de Motocyclisme (FIM) and the National Association for Stock Car Auto Racing (NASCAR),~~FIA, FIM and NASCAR, to have the Leatt-Brace® accredited by these bodies. To acquire NASCAR accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the safety device must undergo review and a series of NASCAR specific tests by NASCAR’s technical panel to ensure that it meets all the NASCAR safety requirements. NASCAR accreditation is mandatory for any safety device that is used by participants in NASCAR events. To acquire FIA accreditation, the safety device must obtain SFI 38.1 accreditation, discussed above, and be recertified every 5 years. In addition, the device must undergo review by a FIA technical panel, which ~~reviews~~assesses the device in accordance with FIA ~~Standard 8858-2010 -Frontal Head Restraint~~standards for frontal head restraint (FHR) ~~System~~systems and conduct more product specific testing if necessary. ~~This standard can be found at: http://argent.fia.com/web/fiapublic.nsf/A12FB1536667511BC12578B700714F94/$FILE/8858-2010_Frontal_Head_Restraint.pdf~~ To achieve FIA standards, the device must pass certain FIA stress tests for the

FHR, the tethers and end fittings, and the attachments included on the protective helmet. FIA accreditation is mandatory for any safety device that is used by participants in FIA sanctioned events worldwide. While there is currently no official accreditation for FIM sanctioned events, we have submitted test documents for FIM review. We cannot guarantee that we will secure any of these accreditations.

RISKS RELATED TO DOING BUSINESS IN NON-US JURISDICTIONS

We face risks associated with doing business in non-US jurisdictions.

We have affiliates, and our products are manufactured in and distributed from facilities, located in foreign countries, including countries in Asia and South Africa. International operations are subject to certain risks inherent in doing business abroad, including:

  Exposure to political, social and economic instability;
  Expropriation and nationalization;
  Withholding and other taxes on remittances and other payments by subsidiaries;
  Difficulties in enforcement of contract and intellectual property rights;
  Exposure to foreign current exchange rates, interests rates and inflation;
  Investment restrictions or requirements; and
  Export and import restrictions.

We are highly dependent on our foreign affiliates for their production capabilities and increasing our foreign operations and business relationships are important elements of our strategy. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential impact on us varies from country to country and are unpredictable.

Our operations and assets in China are subject to significant political and economic uncertainties.

Our products are manufactured and shipped from production facilities in China. If our manufacturing in China is disrupted, our overall capacity could be significantly reduced and sales or profitability could be negatively impacted. Furthermore, changes in PRC laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

We may have limited legal recourse under PRC law if disputes arise under our outsource manufacturing arrangements with third parties.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our outsource manufacturing arrangements are unsuccessful or other adverse circumstances arise from these arrangements, we face the risk that our third-party manufacturers may dishonor our purchase orders or unwritten arrangements. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Our potential inability to adequately protect our intellectual property during the outsource manufacturing of our products in China could negatively impact our performance.

Our products are manufactured primarily in China through third-party outsource manufacturing arrangements. We rely on our third-party manufacturers to implement customary manufacturer safeguards onsite, such as the use of confidentiality agreements with employees, to protect our proprietary information and technologies during the manufacturing process, however, these safeguards may not effectively prevent unauthorized use of such information and technical knowhow, or prevent such manufacturers from retaining them. The legal regime governing intellectual property rights in China is relatively weak and it is often difficult to create and enforce intellectual property rights or protect trade secrets there. We face risks that our proprietary information may not be afforded the same protection in China as it is in countries with well-developed intellectual property laws, and local laws may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights in China, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations and agreements with third parties worldwide and such activities create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our Company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability in connection with FCPA violations committed by companies in which we invest or that we acquire

Fluctuations in currency exchange rates could negatively affect our performance

Unanticipated currency fluctuations in the South African Rand could lead to lower reported consolidated results of operations due to the translation of these currencies into U.S. dollars when we consolidate our financial results. Our research and marketing operations in South Africa utilize South African labor sources A decrease in the value of the U.S. dollar in relation to the South African Rand could increase our cost of doing business in South Africa.

Your ability to bring an action against us, and those of our officers and directors who are based in South Africa, or to enforce a judgment against us or recover assets in our possession may be difficult since any such action or recovery of assets would be an international matter, involving South African laws and geographic and temporal disparities.

We conduct substantial operations in South Africa through our foreign registered branch and a substantial portion of our assets are located outside of the United States. In addition, all but two of our management personnel reside in South Africa. As a result, it may be difficult or impossible for you to bring an action against us or these individuals in the United States in the event that you believe that your rights have been violated under applicable law or otherwise. Even if an action of this type is successfully brought, the laws of the United States and of South Africa may render a judgment unenforceable.

RISKS RELATING TO OUR COMMON STOCK

There is not now, and there may not ever be, an active market for our common stock and we cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange

There currently is no active market for our common stock. We plan to list our common stock as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing. Until our common stock is listed on an exchange, we expect that it would be eligible to continue being quoted in the over-the-counter market maintained by the OTC Markets Group Inc.. In this venue, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock and trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. A more active market for the common stock may never develop. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

We are subject to penny stock regulations and restrictions that may affect our ability to sell our securities on the secondary market.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore is a “penny stock.” Brokers or dealers effecting transactions in “penny stock” must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect your ability to sell shares. In addition, so long as our common stock is quoted in the “pink sheets” (as is currently the case), investors will find it difficult to obtain accurate quotations of the stock, and may find few buyers to purchase such stock and few market makers to support its price.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no immediate intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company and your shares may become worthless. If future dividends are paid in ZAR, fluctuations in the exchange rate for the conversion of ZAR into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

The management team collectively has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. This discretion could lead to decisions that are not necessarily in the best interests of minority shareholders.

Our management team collectively owns 78.9% of our common stock (including our preferred stock as converted to common). Management, therefore, has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. The management team is in a position to elect all of our directors and to dictate all of our policies.

FINANCIAL INFORMATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, related notes, and other detailed information commencing at page F-1 in this Registration Statement. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP). Certain information contained below and elsewhere in this Registration Statement, including information regarding our plans and strategy for our business, constitutes forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Leatt designs, develops, markets and distributes personal protective equipment for participants in all forms of motor sports and leisure activities, including riders of motorcycles, bicycles, snowmobiles and ATVs, as well as racing car drivers. The Company sells its products to customers worldwide through a global network of distributors and retailers. Leatt also acts as the original equipment manufacturer for neck braces sold by other international brands.

The Company’s flagship products are based on the Leatt-Brace® system, a patented injection molded neck protection system owned by Xceed Holdings, designed to prevent potentially devastating injuries to the cervical spine and neck. The Company has the exclusive global manufacturing, distribution, sale and use rights to the Leatt-Brace®, pursuant to a license agreement between the Company and Xceed Holdings, a company owned and controlled by the Company’s Chairman and founder, Dr. Christopher Leatt. The Company also has the right to use apparatus embodying, employing and containing the Leatt-Brace® technology and has designed, developed, marketed and distributed other personal protective equipment.

The Company’s research and development efforts are conducted at its research facilities, located at its executive headquarters in Cape Town, South Africa. The Company employs 6 full-time employees who are dedicated exclusively to research, development, and testing. The Company also utilizes consultants, academic institutions and engineering companies as independent contractors or consultants, from time to time, to assist it with its research and development efforts. Leatt products have been tested and reviewed internally and by external bodies. All Leatt products are compliant with applicable European Union directives, or CE certified, where appropriate. Certain products, such as the Moto R, have been certified by SFI Foundation (USA) and the Moto GPX was tested by BMW Motorrad (Germany) and reviewed by KTM (Austria). The Company is also in discussions with governing and racing bodies, such as the FIA, the FIM and NASCAR, to have the Leatt-Brace® accredited by these bodies

Our products are manufactured in China under outsource manufacturing arrangements with third-party manufacturers located there~~. The Company utilizes~~, and we utilize outside consultants and ~~its~~our own employees to ensure the quality of ~~its~~our products through regular on-site product inspections. We generally offer a 2-year warranty on our products in accordance with EU regulations. Products purchased through international sales are usually shipped directly from our manufacturers’ warehouses or points of dispatch to customers or their import agents.

Leatt earns revenues through the sale of its products through approximately 60 distributors worldwide, who in turn sell its products to retailers. Leatt distributors are required to follow certain standard business terms and guidelines for the sale and distribution of Leatt products. Two Eleven and Leatt SA directly distribute Leatt products to retailers in the United States and South Africa, respectively. Our sales revenue for the fiscal years ended December 31, 2011 and 2010 were $17,878,727 and $14,330,072, respectively, and our net income(net loss) for the fiscal years ended December 31, 2011 and 2010 were $764,499 and ($ 208,562), respectively. For the years ended December 31, 2011 and 2010, annual revenues associated with international customers were $10,109,894 and $8,493,593, or 57% and 59% of total revenue, respectively.

Principal Factors Affecting our Financial Performance

We believe that the following factors will continue to affect our financial performance:

Global Economic Fragility – The ongoing turmoil in the global economy, especially in the U.S. and Europe, may have an impact on our business and our financial condition, and we may face challenges if economic conditions do not improve. These economic conditions impact levels of consumer spending, which have deteriorated and may remain depressed for the foreseeable future. If demand for our products fluctuates as a result of these economic conditions or otherwise, our revenue and gross margin could be harmed.

Fuel Prices – Significant fluctuations in fuel prices could have both a positive and negative effect on our business and operations. A significant portion of our revenue is derived from international sales and significant fluctuations in world fuel prices could significantly increase the price of shipping or transporting our products which we may not be able to pass on to our customers. On the other hand, fluctuations in fuel prices lead to higher commuter costs which may encourage the increased use of motorcycles and bicycles as alternative modes of transportation and lead to an increase in the market for our protection products.

Product Liability Litigation – We face an inherent business risk of exposure to product liability claims arising from the claimed failure of our products to help prevent the types of personal injury or death against which they are designed to help protect. Therefore we have acquired very costly product liability insurance worldwide. We have not experienced any material uninsured losses due to product liability claims, but it is possible that we could experience material losses in the future. Although we carry product liability insurance, a successful claim brought against us could significantly harm our business and financial condition.

Protection of Intellectual Property – We believe that the continued success of our business is dependent on our intellectual property portfolio consisting of globally registered trademarks, design patents and utility patents related to the Leatt-Brace®. We believe that a loss of these rights would harm or cause a material disruption to our business and, our corporate strategy is to aggressively take legal action against any violators of our intellectual property rights, regardless of where they may be. From time to time, we have had to enforce our intellectual property rights through litigation and we may be required to do so in the future. Although we have intellectual property insurance to assist us in burdening the costs of expensive litigation, such litigation may result in substantial costs and could divert resources and management attention from the operations of our business.

Results of Operations

Year Ended December 31, 2011 compared to the year ended December 31, 2010

The following table summarizes the results of our operations during the fiscal years ended December 31, 2011 and 2010 and provides information regarding the dollar and percentage increase or (decrease) from the 2010 fiscal year to the 2011 fiscal year.

	Fiscal Year Ended December 31,			Percentage
	2011	2010	$ Increase	Increase
Item			(Decrease)	(Decrease)

REVENUES	$ 17,878,727	$ 14,330,072	3,548,655	25%
COST OF REVENUES	7,469,581	5,606,502	1,863,079	33%
GROSS PROFIT	10,409,146	8,723,570	1,685,576	19%
OPERATING EXPENSES
Salaries and Wages	2,369,666	2,710,054	(340,388)	(13)%
Commissions and Consulting	499,482	519,851	(20,369)	(4)%
Professional Fees	769,628	1,140,562	(370,934)	(32)%
Advertising and Marketing	1,578,346	1,265,655	312,691	25%
Office Rent and Expenses	256,714	211,713	45,001	21%
Research and Development Costs	1,224,965	1,083,635	141,330	13%
Bad Debts	326,507	8,664	317,843	3669%
General and Administrative	2,226,187	1,616,811	609,376	38%
Depreciation	398,389	344,746	53,643	16%
Total Operating Expenses	9,649,884	8,901,691	748,193	8%
INCOME (LOSS) FROM	759,262	(178,121)	937,383	526%
OPERATIONS
Other Income	122,410	25,674	96,736	377%
INCOME BEFORE INCOME TAXES	881,672	(152,447)	1,034,119	678%
Income Taxes	117,173	56,115	61,058	109%
NET INCOME (LOSS)	$ 764,499	$ (208,562)	973,061	467%

Revenues – Revenues for the year ended December 31, 2011 were $17.9 million, ~~a 25%~~an increase ~~over~~ of 25% compared to revenues ~~of $14.3 million~~ for the year ended December 31, ~~2010.~~2011 of $14.3 million. This increase in revenues is attributable to a $2.5 million increase in Brace Sales ~~and~~, a $1.~~0~~3 million increase in Protective Gear ~~and~~Sales and a decrease of $0.2 million in Other Sales, ~~or Body Protection sales~~respectively, during the year ended December 31, 2011. Changes in prices did not impact the increase in revenues as our selling prices have not been increased by any significant level.

The following table sets forth our revenues by product line for the years ended December 31, 2011 and 2010:

		Year Ended December 31,
	2011	% of Revenues	2010	% of Revenues
Brace	$ 15,664,260	88%	$ 13,175,252	92%
Protective Gear ~~and Other~~	~~2,214,467~~	~~12~~8%	~~1,154,820~~	~~8~~1%
	1,463,200		167,747
Other Products, Parts and Accessories	751,267	4%	987,073	7%
	$ 17,878,727	100%	$ 14,330,072	100%

~~During the 2011 period, Brace sales increased by 19%, primarily due to 15% increased sales volume, and Body Protection sales increased by 92%, primarily due to a 153% increase in sales volume. Our Brace and Body Protection sales mix was 88% and 12%, respectively, during the 2011 period, and 92% and 8%, respectively, during the 2010 period. Our total revenues increased by 25% in 2011 and our gross profit decreased from 61% in 2010 to 58% in 2011, as a direct result of our Body Protection products generating lower gross margins than our Brace products. We experienced an increase in the total volume of all products shipped in 2011 in excess of 60% over 2010. This was primarily due to the introduction of our Body Protection product range which, combined with the year on year increase of 15% in Brace sales volume, led to the $3.5 million overall increase in sales during 2011. Changes in prices did not impact the increase in revenues as our selling prices have not been increased by any significant level.~~

Brace sales accounted for $2.5 million of our increase in revenues for the 2011 period. The increase in Brace Sales was due to a 15% increase in the volume of Braces sold in the 2011 period, as compared to the 2010 period. We believe Brace sales volume increased over the 2010 period due to our increased marketing efforts in the 2011 period, as well as what appears to be market acceptance of our revised Brace III product which accounted for a majority of the sales volume increase for the period.

Our Body Protection products are comprised of chest and body protectors and body vests, with our chest protectors being first introduced in late 2010. During the 2011 period, Body Protection sales accounted for $1.3 million of our increase in revenues. The increase in Body Protection sales was primarily due to an 872% increase in the volume of Body Protection products sold during the 2011 period over such products sold during the 2010 period. This increase in volume is attributable to the introduction and marketing of our Body Protection product range during the latter part of 2010, and apparent market acceptance of these products during the 2011 period.

Our Other Products, Parts and Accessories are comprised of aftermarket support items for users of our products through our global distribution network, which primarily entails the replacement of worn or damaged parts, as well as sale of clothing, outerwear and accessories, including hats, bags and hydration kits. Sales of our Other Products, Parts and Accessories decreased by $0.2 million during the 2011 period. We believe that the decrease was primarily due to our focus on the sales and marketing of our Body Protection products in the latter part of 2010 and during 2011, and our reduced focus on the marketing of clothing and other apparel products due to smaller gross margins being achieved on such items.

Costs of Revenues and Gross Profit – Cost of revenues for the years ended December 31, 2011 and 2010 were $7.5 million and $5.6 million, respectively. Gross Profit for the years ended December 31, 2011 and 2010 were $10.4 million, or 58% of revenues, and $8.7 million, or 61% of revenues. This marginal decrease in gross profit percentage is due to changes in the Company’s product sales mix, as discussed above, as well as additional logistics costs incurred in order to encourage increased customer orders and volumes globally by delivering certain orders to our customer’s door. Freight and carriage costs increased by 52% in 2011 over the same period in 2010, due to the increased costs of delivering these orders as well as the effect of a general shipping cost increase caused by an increase in international oil prices. The Company is continuously evaluating and optimizing its logistics and supply chain functions in order to create greater efficiencies in this area. Also, as discussed above, the gross margin on our Body Protection products is less than that of our Brace products. As a result, the contribution to total revenues as a result of the significant increase in Body Protection revenues combined with the increase in freight and carriage costs led to a 3% decrease in our overall gross profit from 2010.

Salaries and Wages– Salaries and wages for the years ended December 31, 2011 and 2010 were $2,369,666 and $2,710,054, respectively. This 13% decrease in salaries and wages is primarily the result of a restructuring that occurred during the 2010 fiscal year in order to streamline worldwide operations.

Commissions and Consulting Expense– Commissions and consulting expense for the years ended December 31, 2011 and 2010 were $499,482 and $519,851, respectively. This 4% decrease in commissions and consulting expenses is a result of decreased consulting required as financial systems became more efficient and consulting services that were previously outsourced were performed in-house.

Professional Fees– Professional fees for the years ended December 31, 2011 and 2010 were $769,628 and $1,140,562, respectively. These are costs incurred for audit, tax, regulatory filings and quarterly reporting requirements, as well as patent protection and litigation expenses incurred as the Company continues to expand. The 32% decrease in professional fees is primarily as a result of a 46% decrease in patent litigation and maintenance costs in 2011.

Advertising and Marketing – Advertising and marketing expenses for the years ended December 31, 2011 and 2010 were $1,578,346 and $1,265,655, respectively. The Company continues to place paid advertising in various motorsport magazines, online media and to sponsor a number of events, teams and individuals to increase exposure. This $312, 691, or 25% increase in advertising and marketing is due to the Company’s increased product range and the need to penetrate new markets as the Company grows both into new markets and globally.

Office Rent and Expenses– Office rent and expenses for the years ended December 31, 2011 and 2010 were $256,714 and $211,713, respectively. The 21% increase in office rent and expenses is primarily the result of additional warehouse space required by Two Eleven to accommodate increased inventory levels in order to sustain wider product range and increased revenues.

Research and Development Costs– Research and development costs for the years ended December 31, 2011 and 2010 were $1,224,965 and $1,083,635, respectively. These costs include the salaries of staff members that are directly involved in the research and development of innovative products as well as the direct costs associated with developing these products. This 13% increase in research and development costs is due to an increase in sampling and prototyping costs as well as an increase in external research and development costs.

Bad Debts - Bad debts for the years ended December 31, 2011 and 2010 were $326, 507 and $8,664, respectively. This 3,669% increase is primarily as a result of both an increase in the provision for bad debts and a write off receivables deemed to be irrecoverable. The determination was made in the context of increased revenues over the 2010 period and based on receivables collection history.

General and Administrative Expenses – General and administrative expenses for the years ended December 31, 2011 and 2010 were $2,226,187 and $1,616,811, respectively. These costs consist of insurance, travel, merchant fees, telephone, office and computer supplies, insurance and travel comprising the bulk of these expenses. The 38% increase in general and administrative expenses is primarily the result of increased Product Liability insurance premiums that increased by 130% over the previous year. Insurance needs continue to be reviewed and revised as appropriate.

Depreciation Expense – Depreciation expense for the years ended December 31, 2011 and 2010 was $398,389 and $344,746, respectively. The 16% increase in depreciation expense is primarily due to investment in molds required to produce additional products and upgrade current products.

Total Operating Expenses – Total operating expenses increased by $748,193 in 2011, or 8% over 2010 primarily as a result of advertising and marketing expenditure incurred as the Company expands its markets and product range as well as increased product liability insurance premiums. These increased operating costs were partially offset by a 12% decrease in salaries and wages as a result of a staff restructuring conducted during 2010, and a 32% decrease in professional fees as a result of less costs associated with patent litigation and maintenance. While operating costs increased compared to the prior year in terms of dollars, as a percentage of revenues they decreased from 62% in 2010 to 54% in 2011.

Net Income– As a result of our increased revenues in 2011 and lower operating costs as a percentage of revenues, which decreased from 62% in 2010 to 54% in 2011, net income increased by 467%, from a net loss of $208,562 in 2010 to a net income of $764,499 in 2011.

Three Months Ended March 31, 2012 compared to the Three Months Ended March 31, 2011

The following table summarizes the results of our operations during the three-month periods ended March 31, 2012 and 2011 and provides information regarding the dollar and percentage increase or (decrease) in such periods:

Three-Months Ended		Percentage

March 31, 2012 March 31, 2011	$ Increase	Increase
Item	(Decrease)	(Decrease)

REVENUES	$3,322,695	$2,924,698	$397,997	14%
COST OF REVENUES	1,457,181	1,045,164	$412,017	39%
GROSS PROFIT	1,865,514	1,879,534	($14,020)	(1)%
OPERATING EXPENSES
Salaries and Wages	511,016	463,173	$47,843	10%
Commissions and Consulting	135,784	139,038	($3,254)	(2)%
Professional Fees	242,001	257,567	($15,566)	(6)%
Advertising and Marketing	231,389	371,050	($139,661)	(38)%
Office Rent and Expenses	78,332	66,687	$11,645	17%
Research and Development Costs	265,462	266,346	($884)	(<1)%
General and Administrative	519,217	465,436	$53,781	12%
Depreciation	107,343	73,340	$34,003	46%
Total Operating Expenses	2,090,544	2,102,637	($12,093)	(1)%
LOSS FROM OPERATIONS	($225,030)	($223,103)	($1,927)	(1)%
Other Income	51,938	5,469	$46,469	850%
INCOME BEFORE INCOME TAXES	($173,092)	($217,634)	$44,542	20%
Income Taxes	960	800	$160	20%
NET LOSS	($174,052)	($218,434)	$44,382	(20)%

Revenues – Revenues for the quarter ended March 31, 2012 were $3.3 million, an increase of 14% compared to revenues of $2.9 million for the quarter ended March 31, 2011. This increase in revenues is attributable to a $~~161,000, or 6%~~0.16 million increase in Brace Sales ~~and~~, a $~~236,000, or 67%~~0.49 million increase in ~~Body Protection~~Protective Gear Sales and a decrease of $0.25 million in sales of Other Products, Parts and Accessories, respectively, during the quarter ended March 31, 2012.

The following table sets forth our revenues by product line for the three months ended March 31, 2012 and 2011:

2012
Brace	$ 2,733,298
Protective Gear ~~and Other~~	~~589,397~~ 561,650
Other Products, Parts and Accessories	27,747
$ 3,322,695

Brace sales increased ~~despite a 5% decrease~~ by $0.16 million in ~~Brace sales~~ the 2012 first quarter. The increase was primarily due to a 5% increase in the volume ~~from period to~~of Braces sold during the 2012 period, combined with a 1% increase in the average sale price of Braces during the same period, ~~while~~ as compared to the 2011 period.

Body Protection sales increased by $0.49 million in the 2012 first quarter. The increase was primarily due to a 91% increase in the sales volume of Body Protection products during the 2012 first quarter, as compared to the sales volume ~~during the 2012 period. During the quarter ended March 31, 2012, our Brace and Body Protection sales mix was 82% and 18%, respectively, as compared to 88% and 12%, respectively, during the quarter ended March 31, 2011, representing a 6% increase in the portion of our revenues represented by sales of Body Protection products. Overall, our revenues increased by 14% in 2012 and our gross profit decreased from 64% in the~~ of such products sold in the same 2011 period ~~to 56% in the 2012 period.~~. We ~~experienced an~~ believe that the increase in ~~the total~~sales volume ~~of all products shipped in~~during the 2012 ~~period in excess of 39% over 2011. This is mainly~~first quarter was largely due to the continued effect of the introduction of our Body Protection product range into our sales mix ~~introduced in the latter part of 2010 which, combined with the year on year decrease of 5% in Brace sales volume, led to the $397,000 overall increase in sales during the quarter ended March 31, 2012. Changes in prices did not impact the increase in revenues as our selling prices have not been increased by any significant level.~~ in the latter part of 2010 and our increased marketing efforts during the 2012 period.

Sales of our Other Products, Parts and Accessories decreased by $0.25 million in the 2012 first quarter. We believe that this decrease is primarily due to our lessened focus on the sales and marketing of our clothing and other apparel products which have lower gross margins, and the continued concentration of our sales and marketing efforts on the promotion of our Body Protection products during the 2012 period.

Cost of Revenues and Gross Profit – Cost of revenues for the quarter ended March 31, 2012 were $1.5 million and $1.0 million, respectively. Gross Profit for the quarters ended March 31, 2012 and 2011 were both $1.9 million, or 56% and 64% of sales respectively. This decrease in gross profit percentage is due to continued changes in the Company’s product sales mix, as discussed above, and increases experienced in freight and carriage costs as a result of higher international oil prices. Body Protection products continue to generate a lower gross margin than do Brace products, and they represent 18% of the total company sales in the first quarter of 2012 as compared to 12% in the first quarter of 2011. As a result, the contribution to total revenues as a result of the continued increase in Body Protection revenues combined with the freight and carriage cost increases experienced as a result of higher international oil prices led to an 8% decrease in our overall gross profit from 2011. Our management continues to evaluate possible efficiencies and benefits that may be achieved to assist margins on a regular basis.

Salaries and Wages – Salaries and wages for the quarters ended March 31, 2012 and 2011 were $511,016 and $463,173, respectively. This 10% increase in salaries and wages is the result of an increase in the Company’s sales staff necessary to match the increase in the Company’s product range and customer base in order to better service such customers and to facilitate increased revenues.

Commissions and Consulting Expense –During the quarters ended March 31, 2012 and 2011, commissions and consulting expense were $135,784 and $139,038, respectively. This 2% marginal decrease in commissions and consulting expenses occurred as a result of functions being undertaken in-house which were previously outsourced.

Professional Fees – Professional fees consist of costs incurred for audit, tax and regulatory filings and quarterly reporting requirements, as well as patent protection and litigation expenses incurred as the Company continues to expand. Professional fees for the quarters ended March 31, 2012 and 2011 were $242,001 and $257,567, respectively. This 6% marginal decrease in professional fees is primarily due to the effect of a decrease in spending on patent litigation and maintenance for the quarter ended March 31, 2012.

Advertising and Marketing – The Company places paid advertising in various motorsport magazines, online media and sponsors a number of events, teams and individuals to increase exposure. Advertising and marketing expenses for the quarters ended March 31, 2012 and 2011 were $231,389 and $371,050, respectively. The 38% decrease in advertising and marketing is primarily due to a decrease in advertising spending as a result of the effectiveness of advertising campaigns performed in the fourth quarter of 2011 as seen in increased sales volume during the period.

Office Rent and Expenses – Office rent and expenses for the quarters ended March 31, 2012 and 2011 were $78,332 and $66,687, respectively. The 17% increase in office rent and expenses is primarily the result of additional warehouse space required by Two Eleven to accommodate increased inventory levels in order to sustain a wider product range. This increase in additional warehouse space for the period is reviewed by management internally and the continuing fluctuation in warehouse requirements will continue to be evaluated.

Research and Development Costs – These costs consists of the salaries of staff members that are directly involved in the research and development of innovative products, as well as the direct costs associated with developing these products. Research and development costs for the quarters ended March 31, 2012 and 2011 remained flat at $265,462 and $266,346, respectively.

General and Administrative Expenses – General and administrative expense consists of insurance, travel, merchant fees, telephone, office and computer supplies, insurance and travel. General and administrative expenses for the quarters ended March 31, 2012 and 2011 were $519,217 and $465,436, respectively. The 12% increase in general and administrative expenses was primarily the result of a 7% increase in our product liability insurance premiums. The Company continues to review and revise its insurance needs as necessary to meet the increased risks of such expansion.

Depreciation Expense – Depreciation Expense for the quarters ended March 31, 2012 and 2011 were $107,343 and $73,340, respectively. This 46% increase in depreciation is due to the implementation of the Company’s ERP system at Two Eleven during Q2 of 2011 in line with the rest of the group.

Total Operating Expenses – Total operating expenses decreased by $12,093 in the three months ended March 31, 2012, or 1%, compared to $2,102,637 in the 2011 period. This marginal decrease is primarily due to a reduction in advertising and marketing expenses as well as a 6% reduction in Professional Fees compared to the 2011 period.

Net Loss – The net loss before income taxes for the quarter ended March 31, 2012 was $174,052 down from the net loss before income taxes of $218,434 for the quarter ended March 31, 2011. This 20% decrease in net loss is due primarily to the increase in selling activities discussed above. The marginal reduction in operating costs as mentioned above also contributed to the decrease in net loss.

Liquidity and Capital Resources

At March 31, 2012 and December 31, 2011, we had cash and cash equivalents of $1.47 million and $1.08 million, respectively. We also had $0.3 million of short term investments as at both dates. The following table sets forth a summary of our cash flows for the periods indicated:

	December 31,		March 31,
	2011	2010	2012	2011
Net cash provided by (used in) by operating activities	$555,890	($857,709)	594,042	491,805
Net cash used in investing activities	($458,764)	($454,400)	(9,021)	(54,704)
Net cash provided by (used in) financing activities	($95,837)	$430,181	(264,433)	(427,684)
Effect of exchange rate changes on cash and cash	($151,590)	$95,934	65,609	(29,950)
equivalents
Net decrease in cash and cash equivalent	($150,301)	($785,994)	386,197	20,533
Cash and cash equivalents at the beginning of period	$1,235,107	$2,021,101	1,084,806	1,235,107
Cash and cash equivalents at the end of period	$1,084,806	$1,235,107	1,471,003	1,214,574

Cash decreased by $150,301, or 12%, for the year ended December 31, 2011. The primary sources of cash during fiscal year 2011 were increased accounts payable of $430,443 and a net income of $764,499. The primary uses of cash during fiscal year 2011 were an increased accounts receivable of $182,331 and the increase of inventories by $922,027. The increase in accounts payable of $430,443 during fiscal year 2011 is commensurate with the increase in purchases of inventory of $922,027 to facilitate the increased sales revenue for the year ended December 31, 2011 and the anticipated increased revenue for subsequent quarters. Cash increased by $386,197 for the three months ended March 31, 2012. The primary sources of cash during the 2012 first quarter were a reduction in accounts receivable of 42% and prepaid expenses of 31%. The primary use of cash during the 2012 first quarter was a reduction in accounts payable of 32%. As of March 31, 2012, we did not have any credit facilities or significant amounts owed to third party lenders.

The Company is currently meeting its working capital needs through cash on hand as well as internally generated cash from operations. Management believes that its current cash and cash equivalent balances, along with the net cash generated by operations are sufficient to meet its anticipated operating cash requirements for at least the next twelve months. There are currently no plans for any major capital expenditures in the next twelve months. Our long-term financing requirements depend on our growth strategy, which relates primarily to our desire to increase revenue both domestically as well as internationally.

Obligations under Material Contracts

Pursuant to our Licensing Agreement with Xceed Holdings, we pay Xceed Holdings 4% of all sales revenue billed and received by the Company, on a quarterly basis based on sales of the previous quarter. In addition, pursuant to a separate license agreement between the Company and Mr. De Villiers, the Company is obligated to pay a royalty fee of 1% of all our billed and received sales revenue, in quarterly installments, based on sales of the previous quarter, to a trust that is beneficially owned and controlled by Mr. De Villiers.

Pursuant to a Premium Finance Agreement, dated October 21, 2011, between the Company and Flat Iron Capital, a division of Wells Fargo Bank, N.A. ("Flat Iron"), we are obligated to pay to Flat Iron an aggregate sum of $881,442, in ten payments of $89,357, at a 2.99% annual interest rate, commencing on November 1, 2011 and ending on September 1, 2012. Any late payment during the term of the agreement will be assessed a late penalty of 5% of the payment amount due, and in the event of default Flat Iron has the right to accelerate the payment due under the agreement. The Company currently owes Flat Iron Capital $178,713 under the Premium Finance Agreement.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period.

We have identified the following as the items that require the most significant judgment and often involve complex estimation: revenue recognition, estimating allowances for doubtful accounts receivable, inventory valuation, impairment of long-lived assets and accounting for income taxes.

Revenue and Cost Recognition - All manufacturing of Leatt-Brace products is performed by third party subcontractors in China. The Company's products are sold worldwide to a global network of distributors and dealers, and directly to consumers when there are no dealers or distributors in their geographic area (collectively the "customers"). Revenues from product sales are recognized when earned, net of applicable provisions for discounts and returns and allowances in the event of product defect. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Our distributor payment terms range from pre-payment in full to 60 days after shipment and subsequent sales of our products by distributors have no effect on the amount and timing of payments due to us. Furthermore, products purchased by distributors may not be returned to us in the event that any such distributor relationship is terminated.

Since the Company (through its wholly owned subsidiary) serves as the distributor of Leatt products in the United States, the Company records its revenue and related cost of revenue for its product sales in the United States upon shipment of the merchandise to the dealer or to the ultimate consumer when there is no dealer in the geographic area and the sales order was received directly from, and paid by, the ultimate consumer. Since the Company (through its

South African branch) serves as the distributor of Leatt products in South Africa, the Company records its revenue and related cost of revenue for its product sales in South Africa upon shipment of the merchandise from the branch to the dealer. International sales (other than in South Africa) are generally drop-shipped directly from the third party manufacturer to the international distributors.

Revenue and related cost of revenue is recognized at the time of shipment from the manufacturer's port when the shipping terms are Free On Board ("FOB") shipping point. Cost and Freight ("CFR") or Cost and Insurance to named place ("CIP") as legal title and risk of loss to the product pass to the distributor. Sales to all customers (distributors, dealers and consumers) are generally final; however, in limited instances, product may be returned due to product quality issues. If a distributor relationship were to be terminated by Leatt, then product return may occur. Historically, returns due to product quality issues have not been material and there have been no distributor terminations that resulted in product returns. Cost of revenues also includes royalty fees associated with sales of Leatt-Brace products.

Allowance for Doubtful Accounts Receivable - Accounts receivable consist of amounts due to the Company from normal business activities. Credit is granted to substantially all distributors on an unsecured basis. We continuously monitor collections and payments from customers and maintain an allowance for doubtful accounts receivable based upon historical experience and any specific customer collection issues that have been identified. In determining the amount of the allowance, we are required to make certain estimates and assumptions. Accounts receivable balances that are still outstanding after we have used reasonable collection efforts are written off as uncollectible. While such credit losses have historically been minimal, within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers could have a material adverse effect on the collectability of our accounts receivable and our future operating results.

Inventory Valuation – Inventory is stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method. Inventory consists primarily of finished goods. Shipping and handling costs are included in the cost of inventory. In assessing the inventory value, we make estimates and judgments regarding reserves required for product obsolescence, aging of inventory and other issues potentially affecting the saleable condition of products. In performing such evaluations, we utilize historical experience as well as current market information. There was no reserve for obsolescence for the years ended December 31, 2011 and 2010.

Impairment of Long-Lived Assets – Our long-lived assets include property and equipment. We evaluate our long-lived assets for recoverability whenever events or changes in circumstances indicate that an asset may be impaired. In evaluating an asset for recoverability, we estimate the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. We have determined there was no impairment charge during the years ended December 31, 2011 and 2010.

Income Taxes - As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We regularly evaluate our ability to recover the reported amount of our deferred income taxes considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which the temporary differences reverse.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the respective dates of adoption, or expected adoption and effects of our consolidated financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to its stockholders.

PROPERTIES

Our corporate headquarters are located in a 948 square meter space located at 50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441. Approximately 45% of the space is used for our executive offices, 27.5% is used for warehousing and the remaining 27.5% is used by Leatt Lab, our research and development team. We occupy these premises pursuant to a lease agreement, dated November 25, 2011, between Leatt SA and AJ Brutus Investments cc, which expires on December 15, 2014. The lease agreement requires us to pay an initial monthly rent of $6,529 with an annual escalation percentage of 5%.

On August 1, 2010, we sub-leased approximately 20 square meters of our corporate headquarters to Xceed Holdings, an entity controlled by our Chairman, Dr. Christopher Leatt, for a monthly rent of $150, plus its share of expenses. For the year ended December 31, 2011, our income from this sublease totaled $1,798.

Two Eleven, our California subsidiary, leases a 481 square meters space in Santa Clarita, California, pursuant to a lease agreement between Two Eleven and Sky Business Center, LLC, dated April 1, 2010. Two Eleven uses approximately 40% of the office space for executive offices and the remaining 60% of the space for warehousing. The lease agreement required an initial monthly base rent of $4,401 that increased to $5,126 on April 1, 2012, and expires on March 31, 2013.

We believe that all space is in good condition and that the property is adequately insured by the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 28, 2012, the stock ownership of (i) each of our executive officers and directors, (i) of all our executive officers and directors as a group, and (iii) of each person known by us to be a beneficial owner of 5% or more of our common stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power of such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted. Unless otherwise specified, the address of each of the persons set forth below is in care of Leatt Corporation, PMB # 334, 2215-B, Renaissance Drive, Las Vegas, Nevada 89119.

	Title of Class	Name &	Office, If Any	Amount and	Percent of
		Address		Nature of	Class (3)
Common Stock,	Class A Voting	of		Beneficial (2)
$0.001 par	Convertible	Beneficial		Ownership
value	Preferred Stock,	Owner
$0.001 par
value(1)

Officers and
Directors

X	-	Dr. Christopher	Founder,	50,367,564	38.4%
		J. Leatt (4)	Innovation
			Officer and

-	X		Chairman	2,400,000	80.0%

X	-	Jeffrey J. Guzy	Director	666,666	0.5%

-	-	Sean	Chief Executive	780,000	0.6%
		Macdonald(5)	Officer,
			President and
Director

		Zafiris M.	Director	1,369,578	1.1%
		Zafiropoulos

X	-	All officers and		53,183,808	40.6%
		directors as a
		group (persons
-	X	named above)
				2,400,000	80.0%

		5% Shareholders

X	-	Jean-Pierre De	Advisor	12,207,915	9.4%
		Villiers
-	X			600,000	20.0%

X		Alfred Bjorn		11,520,000	8.9%
		Christensen

(1)

The Preferred Stock votes with the Common Stock at a vote of 100-for-one, subject to adjustments resulting from any future stock splits. The Preferred Stock has priority over the Common Stock in any liquidation preferences but no dividend rights (except as may be declared by the Board). The Common Stock has dividend rights in respect of any dividend distributions when and if declared and paid by the Company. The Common Stock has a claim to any liquidation distribution, subject to the priority claim of the Preferred Stock. No dividends have been paid to date on any securities. There are no other classes of equity securities authorized and issued.

(2)

Beneficial Ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission or “SEC” and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(3)

As of the date of this Notice, the Company has 728,000,000 authorized shares of capital stock divided into 700,000,000 authorized shares of Common Stock with 130,009,639 shares of Common Stock issued and outstanding and 28,000,000 authorized shares of serial preferred stock with 3,000,000 shares of Preferred Stock issued and outstanding. For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(4)

Includes a vested 5-year option to purchase 520,000 shares of the Company’s common stock at $0.04 per share, issued to Dr. Leatt under the Company’s 2011 Plan. The 520,000 shares vested on February 1, 2012, the grant date, and an additional 780,000 shares will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

(5)

Represents a vested 5-year option to purchase 780,000 shares of the Company’s common stock at $0.04 per share, issued to Mr. Macdonald under the Company’s 2011 Plan. The 780,000 shares vested on February 1, 2012, the grant date, and an additional 1,170,000 shares will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors, Executive Officers, Promoters and Control Persons

The following sets forth the name and position of each of our current executive officers, directors and significant employees and their ages and titles as of April 24, 2012.

Name	Age	Title
Dr. Christopher James Leatt	43	Founder, Chairman and Head of Research &
		Development
Sean Macdonald	34	CEO, CFO, President and Director
Jeffrey Joseph Guzy	60	Director
Zafiris Michael Zafiropoulos	60	Director

DR. CHRISTOPHER LEATT: Dr. Leatt, aged 43, has served as a director since 2005. Dr. Chris Leatt (MB ChB) studied medicine at the University of Cape Town and completed his internship in the United Kingdom before returning to South Africa to pursue his career in medicine. He held positions in General Surgery and General Medicine/Geriatrics/Gastroenterology before becoming a General Medical Practitioner and Chairman of ERIPO (Eerste River Independent Practitioners Association), an organization formed to look after both the Medical and Business interests of forty Independent Practitioners. Dr. Leatt then worked in casualty/trauma at various hospitals before becoming a surgical medical officer. A brief stint as an Orthopedic Registrar at Groote Schuur Hospital preceded his post as Neurosurgery Registrar at the Department of Neurosurgery, Tygerberg Academic Hospital. Dr. Leatt's duties as a surgical registrar in this discipline included ward work, High-Care duties, evaluation of referrals, outpatient consultations, emergency and elective surgery, logbook of all surgical procedures completed. He resigned from his post in Neurosurgery in order to develop and study the benefits and viability of a neck protection system (the Leatt-Brace®) for helmet clad sport and recreational users in an attempt to reduce devastating neck injuries. Dr. Leatt is a fixed wing and helicopter pilot and is an active participant in competitive cross-country motorcycle endurance races, as well as Super Sport and Battle of the Twins (BOTTS) track racing events. He won the Western Province BOTTS championship in 2011. When not participating Dr. Leatt is often involved in providing medical support and such events.

SEAN MACDONALD: Mr. Macdonald, CA (SA), aged 34, has served as the Company’s Chief Executive Officer and President since November 9, 2010, as its Chief Financial Officer since August 1, 2009, and as a Director since May 6, 2010. Prior to joining the Company, Mr. Macdonald served from August 2004 to December 2009, as the Chief Financial Officer of Cyclelab, the largest bicycle retailer in South Africa, where he was responsible for operational, financial and strategic leadership of the business including the implementation of a franchise model in order to grow the business. Mr. Macdonald holds a Bachelor of Commerce Degree in Finance and Information Systems from the University of Cape Town, as well as a Post-Graduate Diploma in Accounting, which included 3 years of articling at KPMG Cape Town. Mr. Macdonald is also a South Africa registered Chartered Accountant.

JEFFREY GUZY: Mr. Guzy, aged 60, has served as a director since April 4th, 2007 and serves as a business development consultant and entrepreneur in Arlington, Virginia. Prior to that, Mr. Guzy served, from October 2007 to August 2010 as our President. Mr. Guzy has a MBA in Strategic Planning and Management from The Wharton School of the University of Pennsylvania; a M.S. in Systems Engineering from the University of Pennsylvania; a B.S. in Electrical Engineering from Penn State University; and an Associate Degree in Theology from Georgetown University. Mr. Guzy has served as an executive manager or consultant for business development, sales, customer service and management in the telecommunications industry, specifically, with IBM Corp., RCA Corp., Sprint

International, Bell Atlantic Video Services, Loral Cyberstar and Facilicomm International. Mr. Guzy has also started his own telecommunications company providing Internet services in Western Africa. He serves as an independent director of CHDT Corporation, a Florida public corporation.

ZAFIRIS (“Jeff”) M. ZAFIROPOULOS, aged 60, has served as a director since October 2011, and has served since August 2001, as the Executive Director of Time Quantum, a Midrand, South Africa systems developer serving the financial and banking industries. Prior to joining Time Quantum, Mr. Zafiropoulos served, from January 1999 to January 2001, and from October 1998 to December 1998, as the Chief Executive Officer and Executive Director, respectively, of Crux Technologies in Midrand, South Africa; and from June 1986 to September 1998 as sales and marketing director for Cephas Computer Services in Midrand, South Africa. Mr. Zafiropoulos has a Bachelor of Science degree in Computer Science and Applied Mathematics from the University of the Witwatersrand in South Africa, and a Masters Degree in Business Leadership (MBL) from the School of Business Leadership (SBL) in South Africa.

There are no agreements or understandings for any of our executive officers, directors or significant employees to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Qualifications, Attributes, Skills and Experience Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the board as a whole, in light of our current needs and business priorities. The Board believes that each director is a recognized person of high integrity with a proven record of success in his or her field. Each director demonstrates innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to the business and operations of the Company. In addition to the foregoing qualifications, the Board has assessed the intangible qualities including the director’s ability to ask difficult questions and, simultaneously, to work collegially. The Board also considers diversity of age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Set forth below is a tabular disclosure summarizing some of the specific qualifications, attributes, skills and experiences of our directors.

Name	Title	Qualifications
Dr. Christopher James Leatt	Founder, Chairman and	•Dr. Leatt holds a Bachelor of Medicine and
	Head of Research &	Bachelor of Surgery Degree and is the inventor of
	Development	the Leatt Brace® and the Founder of the Company.
•He heads up the Company’s research and
development department and has an intimate
knowledge of the Company’s innovative products.
•He contributes invaluable long-term knowledge of
the Company’s business and operations and
extensive experience in the industry.
Sean Macdonald	CEO, CFO, President and	•Mr. Macdonald is a registered Chartered
	Director	Accountant and holds a Bachelor of Commerce
Degree in Finance and Information Systems and a
Post-Graduate Diploma in Accounting.
•His invaluable experience in finance and
accounting provides insight for the implementation
of effective operational, financial and strategic

leadership of the Company.
Jeffrey Joseph Guzy	Director	•Through his Masters Degree in Business
Administration in Strategic Planning &
Management and his knowledge of U.S. capital
markets, Mr. Guzy provides invaluable guidance
and perspective to the Board.
•He has also served as the Company’s President and
has invaluable long-term knowledge of the
Company’s business and operations.
Zafiris Michael	Director	•Mr. Zafiropoulos holds a Masters Degree in
Zafiropoulos		Business Leadership (MBL) from the School of
Business Leadership (SBL) in South Africa.
•He also has invaluable experience and insight in the
global finance and banking industry.

36

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Significant Employees

Name	Age	Position
Erik Olsson	44	International General Manager and Head of International
		Distribution
Philip Davy	55	U.S. General Manager and International Marketing
		Manager

37

PHILIP DAVY: Mr. Davy, aged 55, has served as Head of our U.S. operations and as our International Marketing Manager since January 2012. Prior to that, Mr. Davy served in various capacities with the Company, from October 2009 to December 2011, including service as Two Eleven’s Manager. Mr. Davy has over 30 years’ experience selling, envisioning, designing, developing or marketing protective equipment for motorcycle riders, racers and mechanics. Prior to joining us he served from January 2002 to October 2009 as Icon Brand Manager with Le Mans Corp.

ERIK OLSSON: Mr. Olsson, aged 44, has served as our International General Manager and Head of International Distribution since January 2012. Prior to that, Mr. Olsson served from January 2010 to December 2011, as European General Manager and later as General Manager of Asia, Europe, the Middle-East and the Central Pacific (Oceania). Mr. Olsson has over 15 years’ as a sales and product manager for various companies in the power sports industry. Prior to joining us he served from January 2003 to December 2009 as Area Manager for Jofrab Ab, a Swedish distributor of motorcycles and recreational vehicles.

Stockholder Communication with the Board of Directors

Stockholders may communicate with the Board by sending a letter to our Board of Directors, c/o Corporate Secretary, 50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441, for submission to the board or committee or to any specific director to whom the correspondence is directed. Stockholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his designee for the sole purpose of determining whether the contents contain a message to one or more of our directors.

Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

Code of Ethics

We have adopted a written code of ethics that applies to all of our officers, directors and employees, including our principal executive officer and principal financial officer, or persons performing similar functions, a copy of which is attached as an exhibit to this Registration Statement.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the following persons for services rendered in all capacities during the noted periods: 2010 and 2011. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and	Year	Salary	Bonus	Stock	Option	Non-Equity	Non-	All Other	Total
Principal		($)	($)	Awards	Awards	Incentive	qualified	Compensation	($)
Position				($)	(No. of	Plan	Deferred	($)
					shares)	Compensation Compensation
						Earnings	Earnings
						($)	($)

Dr.	2010	487,668	23,839	--	--	--	--	7,892	519,399
Christopher
James Leatt,	2011	487,668	40,639	--	--	--	--	10,391	538,698
Chairman and
Head of
Research and
Development*

Sean	2010	146,959	12,247	--	--	--	--	7,496	166,702
Macdonald,
President,	2011	183,173	36,614	--	--	--	--	9,269	229,056
CEO,
CFO and
Director

Philip Edward	2010	130,000	--	--	--	--	--	--	130,000
Davy,
U.S. General	2011	130,000	25,000	--	--	--	--	--	155,000
Manager and
International
Marketing
Manager

* Reflects compensation to Dr. Leatt in his capacity as the head of our Research and Development department. Pursuant to an oral agreement with the Company, Dr. Leatt receives a monthly base salary of $40,639, as well as other benefits.

Summary of Employment Agreements

We have entered into an employment agreement, effective as of August 1, 2009, with Sean Macdonald our President, CEO and CFO, pursuant to which we were obligated to pay him a signing bonus of ZAR200,000 (approximately $24,661.00) and an annual base salary of ZAR1,200,000 (approximately $147,947.00) . Mr. Macdonald receives coverage under the Company’s employment benefit plans and is entitled to an annual performance based bonus at the sole discretion of the Company’s Board of Directors. Mr. Macdonald is also subject to the customary confidentiality covenants and South African Labor Laws entitle Mr. Macdonald to one week’s severance pay for each year of service to the Company. The agreement may be terminated by either party with twelve weeks’ written notice or by the Company for Mr. Macdonald’s misconduct or incapacity. Termination for misconduct may result in the Company’s disregard of the notice period and the initial signing bonus is to be returned to the Company. Under the terms of his employment agreement, we were also obligated to issue Mr. Macdonald, within 6 months after entry into the agreement, options to purchase shares of the Company’s common stock. On February 1, 2012, the Company’s board of directors approved the issuance of an option to purchase 1,950,000 shares of the Company’s common stock under the Company’s 2011 Plan to Mr. Macdonald. The option has a term of 5 years and, upon vesting, is exercisable at a price of $0.04 per share. Forty percent of the option vested on the date of the grant and the remaining 60% will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

We are party to an employment agreement with Philip Davy, our U.S. General Manager and International Marketing Manager, dated October 2, 2009, pursuant to which we are obligated to pay him an annual base salary of $130,000. Mr. Davy has the right to coverage under the Company’s benefit and equity incentive plans and is entitled to an annual performance based bonus at the sole discretion of the Company’s Board of Directors. Mr. Davy is also subject to the customary confidentiality and non-competition covenants and received an initial signing bonus of $18,000. The agreement may be terminated by either party upon its expiration and by the Company without cause, upon 30 days written notice. The agreement may also be immediately terminated upon Mr. Davy’s death or disability, or for “Cause” as defined in the agreement, including for misconduct, nonperformance or breach of the agreement. Mr. Davy has the right to terminate the agreement “with good reason” as described in the agreement, including for material breach of the agreement by the Company and within 6 months following a Change of Control. If the agreement is terminated by the Company without cause, or by Mr. Davy for good reason, the Company is obligated to pay Mr. Davy a lump sum payment equal to 3 months’ salary, and if the agreement is terminated due to death or disability, the Company is obligated to pay Mr. Davy or his Estate, as the case may be, a lump sum payment equal to Mr. Davy’s base salary. The agreement is renewable for consecutive one-year periods by mutual agreement of the parties.

Outstanding Equity Awards at Fiscal Year End

Our officers and directors are eligible for equity awards in the form of stock options and restricted stock under the Leatt Corporation 2011 Equity Incentive Plan (the “2011 Plan”). Equity awards are granted at the discretion of the Board. The size of an award to any individual, including named executive officers, depends in part on individual performance, including the components of our key performance appraisal index described above and any other indicators of the impact that such employee’s productivity may have on stockholder value over time. Other factors include salary level and competitive data. In addition, in determining the awards granted to each named executive officer, the Board considers the future benefits potentially available to the named executive officers from existing awards. We have no program, plan or practice of granting equity awards that coincide with the release by the Company of material non-public information.

For the year ended December 31, 2011, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan.

Compensation of Directors

The following table sets forth the total director compensation earned by our directors during our fiscal year ended December 31, 2011:

Name	Fees earned	Stock	Option	All other	Total
	or	awards	awards	compensation	($)
	paid in cash	($)	($)	($)
	($)
Dr. Christopher J. Leatt	7,404	-	-	-	7,404
Jeffrey J. Guzy	7,404	-	-	-	7,404
Sean Macdonald	7,404	-	-	-	7,404
Zafiris M. Zafiropoulos*	1,851	-	-	-	1,851

* Reflects a pro rata share of Mr. Zafiropoulos’ director compensation earned as of his election date in October 2011.

Narrative to Director Compensation Table

During the 2011 fiscal year, we did paid our directors approximately ZAR 5,000 (approximately, $617) per month compensation for their services as our directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We also reimburse our directors for reasonable travel expenses related to their duties as our directors.

Limitation of Liability and Indemnification

See our disclosure elsewhere herein, under “Indemnification of Officers and Directors.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On March 1, 2006, we entered into a Licensing Agreement with Xceed Holdings (formerly, Leatt Brace Holdings), a South African company that is controlled by Dr. Leatt, the Company’s Chairman, and by Mr. De Villiers until his resignation on August 29, 2006. Under the terms of the Licensing Agreement, we are obligated to pay Xceed Holdings 4% of all sales revenue billed and received by us, on a quarterly basis based on sales of the previous quarter. In addition, pursuant to a separate license agreement between us and Mr. De Villiers, we are obligated to pay a royalty fee of 1% of all our billed and received sales revenue, in quarterly installments, based on sales of the previous quarter, to a trust that is beneficially owned and controlled by Mr. De Villiers. Royalties totaled $744,705 and $639,499 for the years ended December 31, 2011 and 2010.
  On August 1, 2010, we sub-leased approximately 20 square meters of our corporate headquarters to Xceed Holdings, the licensor of the Leatt-Brace® controlled by our Chairman, Dr. Christopher Leatt, for a monthly rent of $150, plus its share of expenses. For the year ended December 31, 2011, our income from this sublease totaled $1,798.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our board of directors to include additional independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

  the risks, costs and benefits to us;
  the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
  the terms of the transaction;

  the availability of other sources for comparable services or products; and
  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Director Independence

Our director, Mr. Zafiris Michael Zafiropoulos, is an independent director, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings in the ordinary course of our business. Other than as set forth below, we are currently not aware of any legal proceedings the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse affect on our business, financial condition or operating results.

  Leatt is the exclusive licensee of certain patents, manufacturing, sale, use and distribution rights held by Xceed Holdings, including the patents to the Leatt-Brace®. On October 21, 2011, the Company sent a letter to Atlas’ subsidiary notifying them that certain models of Atlas’ neck braces infringe on the Company’s patents, demanding that Atlas should cease and desist the manufacture, use, offer and sale of such products. Instead of complying with the Company’s request, on December 1, 2011, Atlas filed a suit for judicial determination and declaratory judgment against the Company in the U.S. District Court for the Central District of California, that Atlas has not directly or indirectly infringed on certain of the Company’s U.S. patents, and that the Company has not right or authority to threaten, complain of, challenge, maintain suit, or interfere in any manner with Atlas’ manufacture, importation, distribution and sale in the U.S. of its neck brace. Atlas also sued to recover attorney’s fees and costs in connection with the suit. On January 18, 2012, the Company filed an answer with the Court against Atlas’ declaratory judgment motion and jointly countersuing Atlas (with Xceed) for patent infringement. The Company believes that Atlas’ case is without merit.
  On October 1, 2010, a motorcycle rider filed a complaint against the Company in the U.S. District Court for the Western District of Kentucky for alleged strict liability and breach of product warranties, in connection with injury allegedly suffered by him during an accident while wearing one of the Company’s products. The plaintiff is seeking a recovery for medical, hospital, rehabilitation and related care expenses, both in the past and throughout the plaintiff’s lifetime; physical pain and mental suffering, both past and future; lost wages to the time of trial; permanent impairment of the plaintiff’s power and ability to earn income; inconvenience; reasonable attorney’s fees and costs; and punitive damages. This case has been set for trial on October 9, 2012. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.
  In February 2012, a complaint was filed against the Company on behalf of a motorcycle rider in the United States District Court for the Northern District of Ohio (Eastern Division) for alleged product liability claims in connection with injury allegedly suffered by the rider during an accident while wearing one of the Company’s products. The plaintiff is seeking damages in excess of $75,000, for compensatory and punitive damages together with interest and costs of bringing the action. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.
  On December 30, 2011, a motorcycle rider brought suit against the Company alleging breach of warranty and product liability claims in connection with injury allegedly suffered by him during an October 2011 accident while wearing one of the Company’s products. The plaintiff is seeking damages in excess of $75,000 for compensatory and punitive damages together with interest and costs of bringing the action. The Company believes that the lawsuit is without merit and the Company plans to vigorously defend itself.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the over-the-counter electronic bulletin board maintained by the OTC Markets Group Inc. under the symbol "LEAT" and we are currently quoted on the OTC’s pink sheets. We expect that upon the effectiveness of this registration statement and the public availability of our information, our OTC status will change to the OTCQB but we cannot guarantee that this will be the case. The CUSIP number for our common stock is 522132 10 9.

The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as quoted on the OTC. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Closing Prices (1)
	High	Low
Year Ended December 31, 2012
1st Quarter	$ 0.05	$ 0.025
2nd Quarter (April 1, 2012 to June 15, 2012)	$ 0.06	$ 0.031
Year Ended December 31, 2011
1st Quarter	$ 0.04	$ 0.03
2nd Quarter	$ 0.03	$ 0.03
3rd Quarter	$ 0.02	$ 0.03
4th Quarter	$ 0.02	$ 0.05
Year Ended December 31, 2010

1st Quarter	$ 0.07	$ 0.04
2nd Quarter	$ 0.06	$ 0.035
3rd Quarter	$ 0.05	$ 0.025
4th Quarter	$ 0.05	$ 0.03

Holders

As of April 28, 2012, there were approximately 293 stockholders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or “street name” accounts through brokers.

Dividend Policy

We have never declared dividends or paid cash dividends. Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use future earnings for the development and expansion of our business and do not anticipate paying cash dividends in the immediate future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

No securities were authorized for issuance under any equity compensation plans during the fiscal year ended December 31, 2011.

RECENT SALES OF UNREGISTERED SECURITIES

Except as set forth below, we have not sold any securities within the past three years that were not registered under the Securities Act.

  On February 1, 2012, the Company’s board of directors approved the issuance of an option to purchase 1,950,000 shares of the Company’s common stock under the Company’s 2011 Plan to Sean Macdonald, the Company’s Chief Executive Officer and Chief Financial Officer as part of his executive employment agreement. The option has a term of 5 years and, upon vesting, is exercisable at a price of $0.04 per share. Forty percent of the option vested on the date of the grant and the remaining 60% will vest in three equal portions on each of December 31, 2012, 2013 and 2014.
  On February 1, 2012, the Company’s board of directors approved the issuance of an option to purchase 975,000 shares of the Company’s common stock under the Company’s 2011 Plan to Erik Olsson, the Company’s International General Manager and Head of International Distribution. The option has a term of 5 years and, upon vesting, is exercisable at a price of $0.04 per share. Forty percent of the option vested on the date of the grant and the remaining 60% will vest in three equal portions on each of December 31, 2012, 2013 and 2014.
  On February 1, 2012, the Company’s board of directors approved the issuance of an option to purchase 1,950,000 shares of the Company’s common stock under the Company’s 2011 Plan to Philip Davy, the Company’s International Marketing Manager and Head of U.S. Operations. The option has a term of 5 years and, upon vesting, is exercisable at a price of $0.04 per share. Forty percent of the option vested on the date of the grant and the remaining 60% will vest in three equal portions on each of December 31, 2012, 2013 and 2014.
  On February 1, 2012, the Company’s board of directors approved the issuance of an option to purchase 1,300,000 shares of the Company’s common stock under the Company’s 2011 Plan to Dr. Christopher Leatt, in his capacity as Head of Research and Development. The option has a term of 5 years and, upon vesting, is exercisable at a price of $0.04 per share. Forty percent of the option vested on the date of the grant and the remaining 60% will vest in three equal portions on each of December 31, 2012, 2013 and 2014.

All the foregoing issuances were all made in consideration of services provided to the Company by each of the referenced recipients in connection with employment agreements between each of them and the Company. The issuance of the foregoing securities was exempt from the registration requirements provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We are authorized to issue up to 700,000,000 shares of common stock, par value $.001 per share. As of April 28, 2012, there were 130,009,639 shares of our common stock issued and outstanding.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. All matters requiring stockholder votes, including elections for directors, are by majority vote. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and has no immediate intention to declare dividends. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 28,000,000 shares of preferred stock, par value $0.001, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.

In connection with the Settlement Agreement, board of directors has designated a Series A Voting Convertible Preferred Stock class, the Series A Preferred Stock, which is approved to issue up to 3,000,000 shares. The Series A

Preferred Stock entitles its holders to one hundred votes for each share of Series A Preferred Stock held (voting with the common stock as a single class). In addition, the Series A Preferred Stock converts into common stock, on a one-for-one basis, has a liquidation preference equal to par value per share and is redeemable by us at par value per share upon the occurrence of specified events, but it is not transferable and does not entitle the holders to dividends. Pursuant to the Settlement Agreement, we have agreed to issue 2,400,000 shares of the Series A Preferred Stock to Dr. Leatt and 600,000 shares of the Series A Preferred Stock to Mr. De Villiers.

Warrants

On February 29, 2008, we issued warrants to purchase an aggregate of 200,000 shares of our common stock to Rubinstein IR (100,000), Bill Swalm (50,000) and Timothy Clemensen (50,000), as consideration for investor relations services being provided by them at the time. The warrants are exercisable at $0.20 per share and have a cashless exercise feature. The warrants also contain the customary anti-dilution provisions and will expire on March 1, 2013, the fifth anniversary of the issuance date.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management. According to our bylaws and articles of incorporation, neither the holders of the Company's common stock nor the holders of the Company's preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of the Company's issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace the Company's board of directors or for a third party to obtain control of the Company by replacing its board of directors.

Anti-takeover Effects of Nevada Law
Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder: for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless:

  the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b)

an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Our articles of incorporation state that we have elected not to be governed by the “business combination” provisions, therefore such provisions currently do not apply to us.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, which apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.

Our articles of incorporation state that we have elected not to be governed by the “control share” provisions, therefore, they currently do not apply to us.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Company, located in Salt Lake City, Utah. Their mailing address is 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, Utah 84117, and their telephone number is (801)272-9294.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 78.138 of the NRS provides that a director or officer will not be individually liable unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation provide that no director or officer of the Company will be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of NRS. In addition, our Bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

  The Company shall indemnify its directors to the fullest extent permitted by the NRS and may, if and to the extent authorized by the board of directors, so indemnify its officers and any other person whom it has the power to indemnify against liability, reasonable expense or other matter whatsoever.
  The Company may at the discretion of the board of directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Other than as disclosed herein, there is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item begin on page F-1 hereof.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-K.

LEATT CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Page
LEATT CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE	F-1
MONTHS ENDED MARCH 31, 2012 AND 2011
Consolidated Balance Sheets as at March 31, 2012 and 2011	F-2
Consolidated Statements of Operations and Comprehensive Income for the Three Months	F-3
Ended March 31, 2012 and 2011
Consolidated Statements of Changes in Stockholders’ Equity as of and for the Three	F-4
Months Ended March 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2012 and	F-5
2011
Notes to Consolidated Financial Statements	F-6-F-8
LEATT CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS	F-9
ENDED DECEMBER 31, 2011 AND 2010
Report of Independent Registered Public Accounting Firm	F-10
Consolidated Balance Sheets as at December 31, 2011 and 2010	F-11
Consolidated Statements of Operations and Comprehensive Income for the Years Ended	F-12
December 31, 2011 and 2010
Consolidated Statements of Changes in Stockholders’ Equity as of and for the Years	F-13
Ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2010	F-14
Notes to Consolidated Financial Statements	F-15-F-25

LEATT CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

F-1

LEATT CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

March 31	December 31
2012	2011
Unaudited	Audited

Current Assets
Cash and cash equivalents	$ 1,471,003	$ 1,084,806
Short-term investments	310,482	310,329
Accounts receivable	1,750,724	2,993,681
Inventory	3,618,066	3,679,223
Payments in advance	243,958	179,653
Income tax refunds receivable	1,990	-
Deferred tax asset	47,000	47,000
Prepaid expenses and other current assets	569,629	825,817
Total current assets	8,012,852	9,120,509

Property and equipment, net	1,325,643	1,372,521

Other Assets
Deposits	34,132	33,509
Intangible assets	122,883	116,230
Total other assets	157,015	149,739

Total Assets	$ 9,495,510	$ 10,642,769

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$ 1,471,637	$ 2,171,456
Customer deposits	265	265
Income taxes payable	-	148,000
Short term loan, net of finance charges	352,577	617,010
Total current liabilities	1,824,479	2,936,731

Deferred tax liabilities	100,411	100,000

Commitments and contingencies

Stockholders' Equity
Preferred stock, $.001 par value, 28,000,000 shares
authorized, 3,000,000 shares issued and outstanding	3,000	3,000
Common stock, $.001 par value, 700,000,000 shares
authorized, 130,007,807 shares issued and outstanding
on March 31, 2012 and December 31, 2011	130,008	130,008
Additional paid - in capital	7,297,190	7,286,865
Accumulated other comprehensive income	327,927	199,618
Accumulated deficit	(187,505)	(13,453)
Total stockholders' equity	7,570,620	7,606,038

Total Liabilities and Stockholders' Equity	$ 9,495,510	$ 10,642,769

LEATT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Three Months Ended

		March 31
	2012	2011
	Unaudited	Unaudited

Revenues	$ 3,322,695	$ 2,924,698

Cost of Revenues	1,457,181	1,045,164

Gross Profit	1,865,514	1,879,534

Operating Expenses
Salaries and wages	511,016	463,173
Commissions and consulting expenses	135,784	139,038
Professional fees	242,001	257,567
Advertising and marketing	231,389	371,050
Office rent and expenses	78,332	66,687
Research and development costs	265,462	266,346
General and administrative expenses	519,217	465,436
Depreciation	107,343	73,340
Total operating expenses	2,090,544	2,102,637

Loss from Operations	(225,030)	(223,103)

Other Income
Interest and other income, net	51,938	5,469
Total other income	51,938	5,469

Loss Before Income Taxes	(173,092)	(217,634)

Income Taxes	960	800

Net Loss Available to Common Shareholders	$ (174,052)	$ (218,434)

Net Loss per Common Share
Basic	$ 0.00	$ 0.00
Diluted	$ 0.00	$ 0.00

Weighted Average Number of Common Shares Outstanding
Basic	130,007,807	130,030,103
Diluted	130,007,807	130,030,103

Comprehensive Income (Loss)
Net Loss	$ (174,052)	$ (218,434)
Other Comprehensive Income, net of $-0- deferred income taxes
Foreign currency translation	128,309	(73,821)

Total Comprehensive Loss	$ (45,743)	$ (292,255)

LEATT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2012

						Accumulated
					Additional	Other
	Preferred Stock A		Common Stock		Paid - In	Comprehensive	(Accumulated
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit)	Total
Balance, January 1, 2012	3,000,000	$ 3,000	130,007,807	$ 130,008	$ 7,286,865	$ 199,618	$ (13,453) $ 7,606,038
Compensation cost
recognized in connection
with stock options	-	-	-	-	10,325	-	-	10,325
Net loss	-	-	-	-	-	-	(174,052)	(174,052)
Foreign currency translation
adjustment	-	-	-	-	-	128,309	-	128,309
Balance, March 31, 2012	3,000,000	$ 3,000	130,007,807	$ 130,008	$ 7,297,190	$ 327,927	$ (187,505) $ 7,570,620

F-4

LEATT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

						2012		2011

Cash flows from operating activities
Net loss						$ (174,052) $		(218,434)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation						107,343		73,340
Deferred income taxes							411	(260)
Stock-based compensation						10,325		-
Bad debts							-	5,443
Loss on disposal of property and equipment							4,450	-
(Increase) decrease in:
Accounts receivable						1,242,957		913,712
Inventory						61,157		(508,983)
Payments in advance						(64,305)		(39,871)
Prepaid expenses and other current assets						256,188		241,283
Income tax refunds receivable							(1,990)	40,300
Deposits							(623)	(2,248)
Increase (decrease) in:
Accounts payable and accrued expenses						(699,819)		(65,495)
Income taxes payable						(148,000)		49,425
Customer deposits							-	3,593
Net cash provided by operating activities						594,042		491,805

Cash flows from investing activities
Capital expenditures						(14,121)		(54,345)
Proceeds from sale of property and equipment							5,253	-
Increase in short-term investments, net							(153)	(359)
Net cash used in investing activities							(9,021)	(54,704)

Cash flows from financing activities
Repurchase of common stock							-	(79,755)
Repayments of short-term loan, net						(264,433)		(347,929)
Net cash used in financing activities						(264,433)		(427,684)
Effect of exchange rates on cash and cash equivalents						65,609		(29,950)

Net increase (decrease) in cash and cash equivalents	386,197	(20,533)
Cash and cash equivalents - beginning of period	1,084,806	1,235,107
Cash and cash equivalents - end of period	$ 1,471,003	$ 1,214,574
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ -	$ 11
Cash paid for income taxes	$ 960	$ 800
Other noncash investing and financing activities
Common stock issued for services	$ 10,325	$ -

F-5

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 - Basis of Presentation

The consolidated balance sheet as of December 31, 2011 was audited and appears in the Form 10 filed by the Company with the Securities and Exchange Commission on April 30, 2012, as amended. The consolidated balance sheet as of March 31, 2012 and the consolidated statements of operations for the three months ended March 31, 2012 and 2011, changes in stockholders' equity for the three months ended March 31, 2012, cash flows for the three months ended March 31, 2012 and 2011, and the related information contained in these notes have been prepared by management without audit. In the opinion of management, all adjustments (which include only normal recurring items) necessary to present fairly the financial position, results of operations and cash flows in conformity with generally accepted accounting principles as of March 31, 2012 and for all periods presented have been made. Interim operating results are not necessarily indicative of operating results for a full year.

Certain information and note disclosures normally included in the Company’s annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. While management of the Company believes that the disclosures presented are adequate to make the information not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2011 as filed with the Securities and Exchange Commission in the Company's Form 10 on April 30, 2012, as amended.

Note 2 - Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method. Inventory consists primarily of finished goods. Shipping and handling costs are included in the cost of inventory. In assessing the inventory value, the Company must make estimates and judgments regarding reserves required for product obsolescence, aging of inventory and other issues potentially affecting the saleable condition of products. In performing such evaluations, the Company utilizes historical experience as well as current market information. There was no reserve for obsolescence for the quarter ended March 31, 2012.

Note 3 - Intangible Assets

The Company’s intangible assets consist of acquired patents with an indefinite useful life and are thus not amortized. Intangible assets are carried at cost less impairment. Amortization expense for the quarter ended March 31, 2012 was zero. There was no impairment of intangible assets at March 31, 2012.

Note 4 - Short-term Loan

The Company finances payment of its product liability insurance premiums over the period of coverage, which is generally twelve months. The short-term loan is payable in monthly installments of $89,357 over ten months with interest at 2.99% .

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5 - Stock-Based Compensation

During the quarter ended March 31, 2012, 5,200,000 stock options were granted at an exercise price of $0.04 per share, exercisable over a 5 year period. Of the options granted, 40% of the shares were vested with a compensation expense of $10,325 and 60% of the shares were unvested with unrecognized compensation values of $15,487. The fair value of the stock options granted was estimated at the date of grant using the Black Sholes option-pricing model. Based on the list of assumptions presented below, the fair value of the options granted during the quarter ended March 31, 2012, was $0.005 per share.

Expected term in years	5 years
Risk-free interest rate	2.65%
Expected volatility	0.90%
Expected dividend yield	0.00%

The expected volatility was determined with reference to the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that the options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

Note 6 - Income Taxes

The Company uses the asset and liability approach to account for income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The provision for income taxes included taxes currently payable, if any, plus the net change during the period in deferred tax assets and liabilities recorded by the Company.

The Company applies the provisions of FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes (“Standard”), which provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not of being sustained upon an examination by tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the standard provides guidance on derecognition, classification, interest and penalties; accounting in interim periods, disclosure and transition, and any amounts when incurred would be recorded under these provisions.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of March 31, 2012, the Company had no unrecognized tax benefits and the Company currently has no federal or state tax examinations in progress.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 - Net Income Per Share of Common Stock

Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted–average number of common stock shares and dilutive potential common shares outstanding during the period. For the quarter ended March 31, 2012, the Company had 3,000,000 potential common shares outstanding that were anti-dilutive and therefore not included in diluted net income per share.

Note 8 - Litigation

In the ordinary course of business, the Company is involved in various legal proceedings involving product liability and personal injury and intellectual property litigation. The Company is insured against loss for certain of these matters. The Company will record contingent liabilities resulting from asserted and unasserted claims against it when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company will disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. While the outcome of currently pending litigation is not yet determinable, the ultimate exposure with respect to these matters cannot be ascertained. However, based on the information currently available to the Company, the Company does not expect that any liabilities or costs that might be incurred to resolve these matters will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Note 9 - Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were released.

LEATT CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

[Image Omitted for Redline Purposes]

LEATT CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Current Assets
Cash and cash equivalents	$ 1,084,806	$ 1,235,107
Short-term investments	310,329	309,235
Accounts receivable	2,993,681	2,847,813
Inventory	3,679,223	2,757,196
Payments in advance	179,653	120,150
Income tax refunds receivable	-	40,300
Deferred tax asset	47,000	54,300
Prepaid expenses and other current assets	825,817	811,803
Total current assets	9,120,509	8,175,904

Property and equipment, net	1,372,521	1,496,308

Other Assets
Deposits	33,509	32,556
Intangible assets	116,230	99,682
Total other assets	149,739	132,238

Total Assets	$ 10,642,769	$ 9,804,450

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$ 2,171,456	$ 1,741,013
Customer deposits	265	69,988
Income taxes payable	148,000	-
Short term loan, net of finance charges	617,010	631,430
Total current liabilities	2,936,731	2,442,431

Deferred tax liabilities	100,000	112,400

Commitments and contingencies

Stockholders' Equity
Preferred stock, $.001 par value, 28,000,000 shares authorized, 3,000,000
shares issued and outstanding	3,000	3,000
Common stock, $.001 par value, 700,000,000 shares authorized, 130,007,807
and 131,167,225 shares issued and outstanding in 2011 and 2010	130,008	131,167
Additional paid - in capital	7,286,865	7,367,123
Accumulated other comprehensive income	199,618	526,281
Accumulated deficit	(13,453)	(777,952)
Total stockholders' equity	7,606,038	7,249,619

Total Liabilities and Stockholders' Equity	$ 10,642,769	$ 9,804,450

The accompanying notes are an integral part of these consolidated financial statements.

LEATT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Revenues	$ 17,878,727	$ 14,330,072

Cost of Revenues	7,469,581	5,606,502

Gross Profit	10,409,146	8,723,570

Operating Expenses
Salaries and wages	2,369,666	2,710,054
Commissions and consulting expenses	499,482	519,851
Professional fees	769,628	1,140,562
Advertising and marketing	1,578,346	1,265,655
Office rent and expenses	256,714	211,713
Research and development costs	1,224,965	1,083,635
Bad debt expense	326,507	8,664
General and administrative expenses	2,226,187	1,616,811
Depreciation	398,389	344,746
Total operating expenses	9,649,884	8,901,691

Income (Loss) from Operations	759,262	(178,121)

Other Income
Interest and other income, net	122,410	25,674
Total other income	122,410	25,674

Income (Loss) Before Income Taxes	881,672	(152,447)

Income Taxes	117,173	56,115

Net Income (Loss ) Available to Common Shareholders	$ 764,499	$ (208,562)

Net Income (Loss) per Common Share
Basic	$ 0.0059	$ 0.00
Diluted	$ 0.0059	$ 0.00

Weighted Average Number of Common Shares Outstanding
Basic	130,204,759	132,119,614
Diluted	130,204,759	131,119,614

Comprehensive Income
Net Income (Loss)	$ 764,499	$ (208,562)
Other Comprehensive Income, net of $-0- deferred income taxes in 2011 and
2010
Foreign currency translation	(326,663)	175,599

Total Comprehensive Income (Loss)	$ 437,836	$ (32,963)

The accompanying notes are an integral part of these consolidated financial statements.

LEATT CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

						Accumulated
					Additional	Other
	Preferred Stock A		Common Stock		Paid - In	Comprehensive	(Accumulated
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit)	Total
Balance, January, 1 2010	3,000,000	$ 3,000	131,922,336	$ 131,922	$ 7,395,943	$ 350,682	$ (569,390) $ 7,312,157
Shares issued to satisfy
obligation			333,333	333	49,667	-	-	50,000
Repurchase of common
stock	-	-	(1,088,444)	(1,088)	(78,487)	-	-	(79,575)
Net loss	-	-	-	-	-	-	(208,562)	(208,562)
Foreign currency translation
adjustment	-	-	-	-	-	175,599	-	175,599
Balance, December 31,
2010	3,000,000	$ 3,000	131,167,225	$ 131,167	$ 7,367,123	$ 526,281	$ (777,952) $ 7,249,619
Repurchase of common
stock	-	-	(1,159,418)	(1,159)	(80,258)	-	-	(81,417)
Net income	-	-	-	-	-	-	764,499	764,499
Foreign currency translation
adjustment	-	-	-	-	-	(326,663)	-	(326,663)
Balance, December 31,
2011	3,000,000	$ 3,000	130,007,807	$ 130,008	$ 7,286,865	$ 199,618	$ (13,453) $ 7,606,038

The accompanying notes are an integral part of these consolidated financial statements.

LEATT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

Cash flows from operating activities
Net income (loss)	$ 764,499	$ (208,562)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation	398,389	344,746
Deferred income taxes	(5,100)	78,000
Stock-based compensation	-	50,000
Bad debts	36,463	7,723
(Gain) Loss on disposal of property and equipment	(8,553)	21,011
(Increase) decrease in:
Accounts receivable	(182,331)	(1,763,914)

Inventory	(922,027)	255,765
Payments in advance	(59,503)	(21,973)
Prepaid expenses and other current assets	(14,014)	(598,998)
Income tax refunds receivable	40,300	337,143
Deposits	(953)	(24,660)
Increase (decrease) in:
Accounts payable and accrued expenses	430,443	720,684
Income taxes payable	148,000	-
Customer deposits	(69,723)	(54,674)
Net cash provided by (used in) operating activities	555,890	(857,709)

Cash flows from investing activities
Capital expenditures	(477,683)	(459,904)
Proceeds from sale of property and equipment	20,013	-
Payments from related party, net	-	7,273
Increase in short-term investments, net	(1,094)	(1,769)
Net cash used in investing activities	(458,764)	(454,400)

Cash flows from financing activities
Repurchase of common stock	(81,417)	(79,575)
Proceeds from (repayments of) short-term loan, net	(14,420)	509,756
Net cash provided by (used in) financing activities	(95,837)	430,181

Effect of exchange rates on cash and cash equivalents	(151,590)	95,934

Net decrease in cash and cash equivalents	(150,301)	(785,994)

Cash and cash equivalents - beginning of year	1,235,107	2,021,101

Cash and cash equivalents - end of year	$ 1,084,806	$ 1,235,107

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ 453	$ 124
Cash paid for income taxes	$ 1,600	$ 2,400

Other noncash investing and financing activities
Common stock issued for services	$ -	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 1 - DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Leatt Corporation (the “Company”) was incorporated in the State of Nevada on March 11, 2005, under the name Treadzone, Inc. On June 17, 2005, the Company changed its name to Leatt Corporation in connection with the Company’s acquisition of rights to use the Leatt neck brace patents and trademarks.

The Company designs, distributes and markets personal protective equipment for sports and lifestyle activities, based on the Leatt-Brace® system, a patented neck protection system. The Company’s products are manufactured in China and sold to customers worldwide through a global network of distributors and dealers. The Company’s revenues are generated solely from the sale of Leatt-Brace® products.

The Company conducts business in South Africa as a foreign registered branch, and in the United States through the Company’s wholly-owned subsidiary, Two Eleven Distribution, LLC (“Two Eleven”) a California limited liability company. Research and development efforts, global sales and global operations are managed out of the Company’s foreign registered branch located in Cape Town, South Africa. Two Eleven acts as a distributor of Leatt-Brace® products in the United States. Global marketing and United States sales are managed by Two Eleven located in Santa Clarita, California. The Company also has a wholly-owned subsidiary, Three Eleven Distribution (“Three Eleven”) which was an inactive South African incorporated company until December 2008, when it acquired South African registered patents relating to products unrelated to the Leatt- Brace® from Xceed Holdings CC (“Holdings”), a South African incorporated company controlled by the Company’s founder. The Company established a wholly-owned subsidiary, Leatt New Zealand Limited (“New Zealand Limited”) during the first quarter of 2009. This Company acted as the distributor of Leatt-Brace® products in New Zealand, until the 4th quarter of 2011 when operations of New Zealand Limited ceased. The Company has appointed an unrelated third party distributor to distribute its products in the New Zealand market.

The Company has the exclusive global manufacturing and distribution rights to the Leatt-Brace® which is an injection molded neck protection system designed to prevent potentially devastating injuries to the cervical spine and neck. The patents and all rights for the Leatt-Brace® are held by Holdings except for those patents acquired by Three Eleven. There is a license agreement between Holdings and the Company which gives the Company the exclusive worldwide right and license to manufacture, sell and use apparatus embodying, employing and containing the Leatt-Brace® technology.

Market for Common Stock - In order to enhance the ability of the Company’s shareholders to trade their common stock, the Company proceeded with efforts to quote its common stock on the Pink Sheets, LLC and, effective August 12, 2009, the Company’s common stock commenced quotation on the Pink Sheets (Symbol: Leatt.pk) with Landenburg Thalman & Co. acting as the Company’s primary market maker. The Pink Sheets is now known as The OTC Markets Group, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Leatt Corporation and its wholly-owned subsidiaries: Two Eleven Distribution, LLC, Three Eleven Distribution and Leatt New Zealand Limited. All significant intercompany transactions have been eliminated.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition - All manufacturing of Leatt-Brace products is performed by third party subcontractors in China. The Company's products are sold worldwide to a global network of distributors and dealers, and directly to consumers when there are no dealers or distributors in their geographic area (collectively the "customers"). Revenues from product sales are recognized when earned, net of applicable provisions for discounts and returns and allowances in the event of product defect. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Our distributor payment terms range from pre-payment in full to 60 days after shipment and subsequent sales of our products by distributors have no effect on the amount and timing of payments due to us. Furthermore, products purchased by distributors may not be returned to us in the event that any such distributor relationship is terminated. Since the Company (through its wholly owned subsidiary) serves as the distributor of Leatt products in the United States, the Company records its revenue and related cost of revenue for its product sales in the United States upon shipment of the merchandise to the dealer or to the ultimate consumer when there is no dealer in the geographic area and the sales order was received directly from, and paid by, the ultimate consumer. Since the Company (through its South African branch) serves as the distributor of Leatt products in South Africa, the Company records its revenue and related cost of revenue for its product sales in South Africa upon shipment of the merchandise from the branch to the dealer. International sales (other than in South Africa) are generally drop-shipped directly from the third party manufacturer to the international distributors. Revenue and related cost of revenue is recognized at the time of shipment from the manufacturer's port when the shipping terms are Free On Board ("FOB") shipping point. Cost and Freight ("CFR") or Cost and Insurance to named place ("CIP") as legal title and risk of loss to the product pass to the distributor. Sales to all customers (distributors, dealers and consumers) are generally final; however, in limited instances, product may be returned due to product quality issues. Cost of revenues also includes royalty fees associated with sales of Leatt-Brace products.

Short-term investments - The Company’s short-term investments consists of certificates of deposit with a maturity of greater than three months but less than twelve months.

Accounts Receivable - Accounts receivable consist of amounts due to the Company from normal business activities. Credit is granted to substantially all distributors on an unsecured basis. The Company continuously monitors collections and payments from customers and maintains an allowance for doubtful accounts receivable based upon historical experience and any specific customer collection issues that have been identified. In determining the amount of the allowance, management is required to make certain estimates and assumptions. Accounts receivable balances that are still outstanding after management has used reasonable collection efforts are written off as uncollectible. The allowance for doubtful accounts for the years ended December 31, 2011 and 2010 was $57,463 and $21,000, respectively.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the first- in first-out (FIFO) method. Inventory consists primarily of finished goods. Shipping and handling costs are included in the cost of inventory. In assessing the inventory value, the Company must make estimates and judgments regarding reserves required for product obsolescence, aging of inventory and other issues potentially affecting the saleable condition of products. In performing such evaluations, the Company utilizes historical experience as well as current market information. There was no reserve for obsolescence for the years ended December 31, 2011 and 2010.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the estimated useful lives of the respective assets.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment (continued) - The estimated useful lives of assets for financial reporting purposes are as follows: moulds and tools, 2 to 5 years; computer equipment and software, 2 to 5 years; office and other equipment, 3 to 6 years; vehicles, 3 to 5 years; leasehold improvements, 3 years. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on these reviews, no asset impairment charges were made to the carrying value of long- lived assets during the years ended December 31, 2011 and 2010.

Intangible Assets – The Company’s intangible assets consist of acquired patents with an indefinite useful life and are thus not amortized. Intangible assets are carried at cost less impairment. Amortization expense for the years ended December 31, 2011 and 2010 was zero. There was no impairment of intangible assets at December 31, 2011 or 2010.

Short-term Loan – The Company finances payment of its product liability insurance premiums over the period of coverage, which is generally twelve months. The short-term loan is payable in monthly installments of $89,357 over ten months with interest at 2.99% .

Preferred Stock - The Company's preferred stock, when issued, is generally convertible to common stock at or above the then current market price of the Company's common stock and therefore, contains no beneficial conversion feature.

Shipping and Handling Costs – The Company includes shipping and handling fees billed to customers in revenues and shipping and handling costs incurred in cost of revenues.

Advertising - Costs of advertising and marketing are expensed as incurred.

Patent-related Costs – In connection with the Company’s license agreement with Holdings, the Company incurs legal costs associated with approved patents and patent applications in various jurisdictions which are expensed as incurred and classified as professional fees in the consolidated statements of operations. Patent-related costs totaled $218,345 and $338,130, respectively for the years ended December 31, 2011 and 2010.

Research and Development – Research and development costs are expensed as incurred and include the salaries of those individuals directly involved in research and development.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation and Foreign Currency Transactions - The U.S. dollar is the Company's reporting currency. Assets and liabilities of the Company’s foreign operations, consisting of its South African Branch and New Zealand, denominated in local currencies, SA RAND and NEW ZEALAND DOLLAR respectively are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the rate of exchange at the date of the transaction in the applicable period. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income in stockholders' equity. Gains and losses generated by transactions denominated in foreign currencies are recorded in the accompanying statement of operations in the period in which they occur. Net unrealized gains (losses) on foreign currency translation adjustments totaled ($326,663) and $175,599, respectively, during the years ended December 31, 2011 and 2010.

Stock-Based Compensation - The Company accounts for stock based compensation in accordance with the fair-value-base method set forth in FASB ASC Topic 718-10, Stock-Based Compensation, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including employee stock options, based on the estimated fair values on the date of grant or the fair value of the services performed.

The Company recognizes these compensation costs, net of an estimated forfeiture rate, on a pro rata basis over the requisite service period of each vesting tranche of each award. The Company considers voluntary termination behavior as well as trends of actual option forfeitures when estimating the forfeiture rate.

Income Taxes - The Company uses the asset and liability approach to account for income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The provision for income taxes included taxes currently payable, if any, plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

The Company applies the provisions of FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes (“Standard”), which provides that the tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not of being sustained upon an examination by tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the standard provides guidance on derecognition, classification, interest and penalties; accounting in interim periods, disclosure and transition, and any amounts when incurred would be recorded under these provisions.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2011 and 2010, the Company has no unrecognized tax benefits and the Company currently has no federal or state tax examinations in progress.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Income Per Share of Common Stock - Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted–average number of common stock shares and dilutive potential common shares outstanding during the period. For the years ended December 31, 2011 and 2010, the Company had 3,000,000 potential common shares outstanding that were anti-dilutive and therefore not included in diluted net income per share.

Comprehensive Income - Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. Accumulated comprehensive income/loss at December 31, 2011 and 2010 represents cumulative translation adjustments related to the Company’s foreign registered branch office and subsidiaries. The Company presents comprehensive income in the consolidated statements of operations and comprehensive income.

Fair Value of Financial Instruments - The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, inventory, payments in advance, customer deposits, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Concentration of Credit Risk - The Company maintains cash and cash equivalent balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2011 and 2010, the Company’s uninsured bank balances totaled $970,635 and $1,247,667, respectively. The Company has not experienced any significant losses on its cash and cash equivalents.

The Company’s trade receivables are derived from sales to distributors and dealers. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. The Company maintains allowances for potential credit losses as needed.

The Company has derived, and believes that it will continue to derive, a significant portion of its revenue from a limited number of customers. For the years ended December 31, 2011 and 2010, the Company's US revenue was concentrated in five and six customers that accounted for approximately 36% and 36%, respectively, of annual US revenue. As of December 31, 2011 and 2010, $560,717, or 19%, and $329,505, or 14% of the Company's accounts receivable, respectively, were due from these customers. For the years ended December 31, 2011 and 2010, the Company's international revenue was concentrated in five customers that accounted for approximately 37% and 41%, respectively, of annual international revenue for 2011 and 2010. As of December 31, 2011 and 2010, $181,311, or 1%, and $928,274, or 32% of the Company's accounts receivable, respectively, were due from these international customers.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued) - The Company generates revenue both in the United States and internationally. For the years ended December 31, 2011 and 2010, annual revenues associated with international customers were $10,109,894 and $8,493,593, or 57% and 59% of total revenue, respectively.

Statement of Cash Flows - The Company considers all highly liquid debt instruments and other short- term investments with an initial maturity of three months or less from the date of purchase to be cash equivalents.

Recent Accounting Pronouncements - In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS." This update amended explanations of how to measure fair value to result in common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. ASU 2011- 04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with prospective application required. The Company will adopt ASU 2011-04 during the first quarter of 2012. The adoption of this guidance will not have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU No. 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity. All non-owner changes in shareholders’ equity instead must be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is to be adopted retrospectively and will be effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-05 will not have an impact on the Company’s consolidated financial position, results of operations, or cash flows, as the guidance only changes the presentation of financial information. In December 2011, the FASB issued ASU 2011-12 deferring the effective date for implementation of ASU 2011-05 related only to reclassification out of accumulated other comprehensive income until a later date to be determined after further consideration by the FASB.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU No. 2011-08 provides companies an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required.

Otherwise, no further testing is required. ASU No. 2011-08 will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 3 - INVENTORY

Inventory consists primarily of finished goods. Shipping and handling costs are included in the cost of inventory. In assessing the inventory value, the Company must make estimates and judgments regarding reserves required for product obsolescence, aging of inventory and other issues potentially affecting the saleable condition of products.

In performing such evaluations, the Company utilizes historical experience as well as current market information. All products are manufactured by third parties in China and shipped to either a warehouse in California, the corporate offices in South Africa or to distributors throughout South America, Africa, Europe, Asia and Australia. There was no reserve for obsolescence on the inventory as of December 31, 2011 and 2010. The Company has written off obsolete inventory amounting to $110,552 and $0 for the years ended December 31, 2011 and 2010, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 and 2010 consisted of the following:

	2011	2010

Land	$ 597,520	$ 731,694
Moulds and tools	1,188,543	870,603
Computer equipment and software	704,185	641,743
Office and other equipment	425,274	438,250
Vehicles	133,361	160,293
Leasehold improvements	134,048	161,201
	3,182,931	3,003,784

Less accumulated depreciation	(1,810,410)	(1,507,476)
Property and equipment, net	$ 1,372,521	$ 1,496,308

NOTE 5 - CUSTOMER DEPOSITS AND PAYMENTS IN ADVANCE

Customer deposits represent payments received from customers prior to completion and shipment of the order. If the customer decides to cancel the order after the deposit has been paid, the Company will return the deposit or apply the deposit to a new order, however, the deposit will not be recorded as revenue. Payments in advance represent upfront payments made to contract manufacturers for the manufacturing of the Company’s products.

Customer deposits totaled $265 and $69,988 as of December 31, 2011 and 2010, and are recorded in current liabilities; and payments in advance of $179,653 and $120,150 as of December 31, 2011 and 2010 are recorded in current assets on the consolidated balance sheets.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 6 - STOCKHOLDERS’ EQUITY

As of December 31, 2011, there were 700,000,000 shares authorized, and 130,007,807 shares issued and outstanding of the Company’s common stock with a par value of $.001 and 28,000,000 shares authorized, and 3,000,000 shares issued and outstanding of the Company’s Series A Voting Convertible Preferred Stock (“Preferred Stock”) with a par value of $.001.

The Preferred Stock is convertible on a 1:1 ratio to common stock. Each holder of the Preferred Stock is entitled to receive dividends and is entitled to 100 votes for each one share of Preferred Stock.

Pursuant to an employment agreement, a former officer received 333,333 shares of common stock in 2010. The common stock was valued at $0.15, or $50,000 based on the fair value of the common stock at the date of the grant.

On December 6, 2011, the Board of Directors adopted and the shareholders subsequently approved the 2011 Equity Incentive Plan (the "Plan") which provides for, among other incentives, the granting to employees, directors and consultants incentive stock options, non statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares as the Plan Administrator may determine. The maximum number of shares of common stock which may be issued under the Plan is 6,500,000. The maximum number of shares of common stock that may be awarded to an individual participant in any one fiscal year is 1,950,000 shares. Options are generally exercisable at the fair market value or higher on the date of grant over a five year period. Shares are generally issued at the fair market value on the date of issuance. During the year ended December 31, 2011, no options were granted or stock issued under the Plan.

NOTE 7 - INCOME TAXES

The Company’s income tax expense (benefit) for the years ended December 31, 2011 and 2010 consists of the following components:

	2011	2010

Current
Federal	$ 120,673	($ 23,485)
State	1,600	1,600
	122,273	(21,885)

Deferred
Federal	(5,100)	78,000
	(5,100)	78,000

Income tax expense	$ 117,173 $	56,115

F-22

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 7 - INCOME TAXES (continued)

The Company’s effective income tax expense (benefit) differs from the federal statutory amount because of the effect of the following items:

	2011	2010
Federal tax statutory rate	34.00%	0.00%
Effect of prior year (over) under provision	-3.50%	-110.00%
Timing and permanent differences	-17.20%	73.00%
Effect of fair value adjustment	0.00%	0.00%
Utilization of foreign exchange loss	0.00%	0.00%

13.30%

-37.00%

Deferred income taxes (benefit) reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating losses that are available to offset future taxable income. Significant components of the Company’s deferred tax assets (liabilities) at December 31, 2011 and 2010 consist of the following:

	2011	2010
Deferred tax assets:
Accounts receivable	$ 20,000	$ 9,000
Vacation accrual	27,000	32,000
Net operating loss carryforwards	607,000	363,900
Less valuation allowance	(607,000)	(350,600)
Deferred tax assets, net	$ 47,000	$ 54,300

Deferred tax liabilities:
Depreciation	$ 100,000	$ 112,400
Deferred tax liabilities, net	$ 100,000	$ 112,400

In assessing the ultimate realization of deferred tax assets and liabilities, management considers whether it is more likely than not that some or all of them will not be realized. Based on the Company’s anticipation of fluctuations in the Company’s net earnings for state tax purposes, the Company has established a valuation allowance due to the uncertainty as to the realization of the net operating loss carryforwards. As of December 31, 2011 and 2010, the Company has approximately $6,860,000 and $4,100,000 of net operating loss carryforwards to offset certain future state taxable income, expiring in 2028.

The Company files a consolidated federal and separate company state income tax returns in the United States. The Company is not presently undergoing any significant tax audits. As of December 31, 2011, the tax years that remain subject to examination are 2008 to 2011 for federal and 2008 to 2011 for state tax purposes.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 7 - INCOME TAXES (continued)

The Company has reviewed its open tax positions and determined that no exposures exist that require an adjustment as of December 31, 2011 or 2010. While the Company believes that it has performed adequate procedures to identify all reasonably identifiable exposures, it is possible that exposures exist and that these exposures will need to be assessed and may potentially have a material impact on the Company’s consolidated financial statements.

NOTE 8 - RELATED PARTY TRANSACTIONS

Royalty fees associated with sales of Leatt-Brace® products are paid to Holdings, a company owned by a director, and a related individual who is a shareholder. Royalties are based on 5% of the cash received from net sales of the braces worldwide and totaled $744,705 and $639,499 for the years ended December 31, 2011 and 2010. The term of the royalty agreement is for the life of the intellectual property. As of December 31, 2011 and 2010, accrued royalties totaled $117,017 and $89,232.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Office / Warehouse Lease

The Company’s California entity is leasing office and warehouse space in Santa Clarita, California. The lease commenced on April 1, 2010 and continues through March 31, 2013. The lease agreement calls for monthly base rent in the amount of $4,401 that will increase to $5,126 on April 1, 2012.

In addition, the Company’s South African branch leases space in South Africa. The lease was renewed on December 15, 2011 and continues through December 15, 2014. The lease agreement calls for an initial monthly rent of $6,529 with an annual escalation percentage of 5%. Effective August 1, 2010 the South African branch sub-leased a portion of their office space to Holdings, a related entity. Monthly rent is $150 plus its share of expenses. Sublease income totaled $1,798 for the year ended December 31, 2011.

All other operating leases are on a month-to-month basis.

Minimum lease payments under operating leases in each of the years subsequent to December 31, 2011 are as follows:

2012	$ 137,852
2013	$ 97,818
2014	$ 86,562

Rent expense totaled $256,714 and $211,713, respectively, for the years ended December 31, 2011 and 2010.

LEATT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2011 AND 2010

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation

In the ordinary course of business, the Company is involved in various legal proceedings involving product liability and personal injury and intellectual property litigation. The Company is insured against loss for certain of these matters. The Company will record contingent liabilities resulting from asserted and unasserted claims against it when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company will disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. While the outcome of currently pending litigation is not yet determinable, the ultimate exposure with respect to these matters cannot be ascertained. However, based on the information currently available to the Company, the Company does not expect that any liabilities or costs that might be incurred to resolve these matters will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

NOTE 10 -SUBSEQUENT EVENT

The Company has evaluated all subsequent events through March 28, 2012, the date the financial statements were released. On February 1, 2012, the Company granted 5,200,000 stock options to employees and directors at an exercise price of $.04 per share, based on the estimated fair value of the Company's common stock on the date of grant. The options are exercisable over five years. None of the options granted have been exercised.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: ~~July 25~~October 5, 2012

LEATT CORPORATION
By: /s/ Sean Macdonald
Sean Macdonald
President and Chief Executive Officer

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons in the capacities indicated on ~~July 24~~October 5, 2012.

Signature	Title

/s/ Mr. Sean Macdonald	President, Chief Executive Officer,
Mr. Sean Macdonald	Chief Financial Officer and Director

*	Chairman
Dr. Christopher James Leatt

*	Director
Mr. Jeffrey J. Guzy

*	Director
Mr. Zafiris M. Zafiropoulos

/s/ Mr. Sean Macdonald
Mr. Sean Macdonald
Attorney-In-Fact

47

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
2.1*	Settlement Agreement, dated as of September 25, 2008, between Leatt Corp., Christopher J. Leatt and J.
P. De Villiers.
2.2*	Amendment No. 1 to Settlement Agreement, dated February 4, 2010, between Leatt Corp., Christopher
J. Leatt and Jean-Pierre DeVilliers
3.1*	Amended and Restated Articles of Incorporation, as filed with the Secretary of State of Nevada on

October 28, 2008
3.2*	Amended and Restated Bylaws, adopted on October 28, 2008 Certificate of Designation of Series A
Voting Convertible Preferred Stock, as filed with the Secretary
4.1*	of State of Nevada on October 29, 2008
4.2*	Purchase Warrant, dated February 29, 2008, issued to Rubinstein IR
4.3*	Purchase Warrant, dated February 29, 2008, issued to Bill Swalm
4.4*	Purchase Warrant, dated February 29, 2008, issued to Timothy Clemensen
4.5*	Leatt Corp. 2011 Equity Incentive Plan
4.6*	Stock Option Agreement, dated February 1, 2012, between Leatt Corp. and Dr. Christopher Leatt
4.7*	Stock Option Agreement, dated February 1, 2012, between Leatt Corp. and Sean Macdonald
4.8*	Stock Option Agreement, dated February 1, 2012, between Leatt Corp. and Philip Davy
4.9*	Stock Option Agreement, dated February 1, 2012, between Leatt Corp. and Erik Olsson
10.1*	Patent and Royalty License Agreement, dated March 1, 2006, between Leatt Corp., Xceed Holdings
(Pty) Ltd. (formerly, Leatt Brace Holdings (Pty) Ltd.) and J. P. De Villiers Trust.
10.2*	Amendment to Patent and Royalty License Agreement, dated as of March 1, 2006, between Leatt Corp.
and Xceed Holdings (Pty) Ltd. (formerly, Leatt Brace Holdings (Pty) Ltd.)
10.3*	Patent Assignment Agreement, dated January 1, 2009, between Xceed Holdings (Pty) Ltd. and Three
Eleven Distribution (Pty) Ltd.
10.4*	Software License Agreement, dated July 2, 2010, between Leatt Corp., Esteq Design (Pty) Ltd. and
Siemens Industry Software Ltd.
10.5*	Copyright Licensing Agreement, dated November 24, 2009, between Silva Mattos & CIA, LTDA and
Leatt Corp.
10.6*	End User Licensing Agreement, dated June 30, 2011, between Bluekey Software Solutions and Leatt
Corp.
10.7*	Lease Agreement, dated April 27, 2010, between Two Eleven Distribution LLC and Sky Business
Center, LLC
10.8*	Lease Agreement, dated December 15, 2011, between Leatt Corp. and AJ Brutus Investments cc.
10.9*	Storage Rental Agreement, dated August 25, 2011, between Kingvest 2 (Pty) Ltd. and Leatt Corp
10.10*	Storage Rental Agreement, dated January 12, 2012, between The Storage Spot and Leatt Corp.
10.11*	Leatt Distributor Form Business Terms, dated February 10, 2008
10.12*	Supply Agreement, dated May 1, 2011, between Leatt Corp. and Scott Sports SA
10.13*	Financing Agreement, dated October 21, 2011, between Flat Iron Financing and Leatt Corp.
10.14*	Contract of Employment, dated August 1, 2009, between Leatt Corp. and Sean Macdonald
10.15*	Employment Agreement, dated October 2, 2009, between Two Eleven Distribution LLC and Philip
Davy
10.16*	Director Agreement, dated September 19, 2011, between Leatt Corp. and Zafiris Michael Zafiropoulos
14.1*	Code of Ethics
21*	List of subsidiaries of the registrant.
24*	Power of Attorney (included on the signature page of this registration statement)

* Previously Filed